



**CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II**

**AKBANK T.A.Ş.**

**FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT AT 30 SEPTEMBER 2004**



**Başaran Nas Serbest Muhasebeci**
**Mali Müşavirlik A.Ş.**
**a member of**
**PricewaterhouseCoopers**
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

**CONVENIENCE TRANSLATION INTO ENGLISH OF AUDITOR'S REVIEW REPORT ORIGINALLY ISSUED IN TURKISH**

**AKBANK T.A.Ş.**

**AUDITOR'S REVIEW REPORT FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2004**

To the Board of Directors of
Akbank T.A.Ş.

1. We have reviewed the accompanying balance sheet of Akbank T.A.Ş. ("the Bank") at 30 September 2004 and the related statement of income for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act No. 4389. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. at 30 September 2004 and the results of operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

   Additional paragraph for convenience translation into English:

4. The effects of differences between accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Zeynep Uras, SMMM
Istanbul, 27 October 2004

AKBANK

**CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II**

**AKBANK T.A.Ş.**

# THE REPRESENTATION LETTER OF BANK MANAGEMENT ON THE PUBLICLY AVAILABLE REVIEWED UNCONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS AT 30 SEPTEMBER 2004

The financial reporting package includes the following sections in accordance with "Communiqué 17 Financial Statements and Related Explanation and Notes" as sanctioned by the Banking Supervision and Regulation Agency:

- **Section One** - GENERAL INFORMATION
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Three** - EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION
- **Section Five** - INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON AUDITOR'S REVIEW REPORT

The accompanying reviewed unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in billions of Turkish lira in terms of the purchasing power of Turkish lira at 30 September 2004, have been prepared based on the accounting books of the Bank in accordance with the Accounting Application Regulation and the communiqués on accounting standards.

27 October 2004

| Özen GÖKSEL | Zafer KURTUL | Balamir YENİ | Atıl ÖZUS |
|---|---|---|---|
| Member of the Board of Directors in charge of Internal Audit | President | Executive Vice President | Manager |

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-04/2004 (221)

**CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II**

**AKBANK T.A.Ş.**

**UNCONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2004**

**CONTENTS**

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II

**AKBANK T.A.Ş.**

**UNCONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2004**

PAGE

**SECTION FOUR**
**INFORMATION RELATED TO FINANCIAL POSITION**



**SECTION FIVE**
**INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS**



**SECTION SIX**
**OTHER EXPLANATIONS AND NOTES**



**SECTION SEVEN**
**EXPLANATIONS ON AUDITOR'S REVIEW REPORT**

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

# SECTION ONE
# GENERAL INFORMATION

## I. BANK'S SERVICES AND NATURE OF OPERATIONS

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance to the decision of the Council of Ministers, No. 3/6710; it was authorised to perform all economic, financial and commercial activities which are allowed by the laws of Turkish Republic. As of 30 September 2004, the Bank had 629 branches dispersed throughout the country, representative office and 8 branches operating outside the country (31 December 2003: 611 branches, 1 representative office and 8 branches operating outside the country). As at 30 September 2004, the Bank employed 10,345 people (31 December 2003: 9,964 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş.. Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In 1998, 4.03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR"). As of 30 September 2004, almost 34% of the shares are publicly traded, including the ADRs.

## II. INFORMATION ABOUT THE BANK'S MAJOR SHAREHOLDING GROUP

The major shareholder group, directly or indirectly, is Sabancı Group.

## III. INFORMATION AND DISCLOSURES ON INTERIM FINANCIAL STATEMENTS

a. The consistent accounting policies and methods with the policies applied in the preparation of the year-end financial statements are applied in the preparation of the interim financial statements, without being changed. These accounting policies are explained in Section three in detail.

b. There are no transactions of a seasonal or periodical nature in the interim period.

c. There are no fundamental errors or significant temporary transactions affecting the financial statements.

d. There are no accounts affecting the shareholders' equity, net income and cash flows which originated from extraordinary transactions.

e. There are no changes in the estimated amounts related to the current period on the basis of the materiality principle.

f. There are no repayments within the period related to securities issued.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## III. INFORMATION AND DISCLOSURES ON INTERIM FINANCIAL STATEMENTS (Continued)

g. Explanations related with dividends paid:

The ordinary General Assembly meeting of the Bank was held on 29 March 2004. In the ordinary General Assembly meeting, it was decided that of the TL1,324,524 net income obtained from 2003 operations; TL420,156 would be distributed in cash to the Bank shareholders, founder's share and usufruct shares, and TL300,000 of the profit would be added to the paid-in capital by issuing bonus shares to the shareholders; and the remaining TL604,368 would be set aside as Legal and Extraordinary reserves (the amounts were stated in the purchasing power of TL at 31 December 2003).

The capital increase is registered as of 31 May 2004. Cash dividend payments have been substantially completed.

h. There are no important subsequent events whose effects should be reflected in the interim financial statements.

i. There are no transactions affecting the structure of the Bank, like purchase or sale of subsidiaries, long-term investments restructuring or discontinuing of operations.

j. There have been no changes in contingent liabilities following the preparation date of the financial statements.

## IV. OTHER INFORMATION

**a. Address of the headquarters:**

Sabancı Center 34330, 4. Levent / Istanbul

**b. Telephone and fax numbers:**

Telephone : (0 212) 270 00 44
Fax : (0 212) 269 77 87

**c. Internet address:**

www.akbank.com

**d. Reporting period:**

1 January-30 September 2004

# SECTION TWO
# UNCONSOLIDATED FINANCIAL STATEMENTS

CONVENIENCE TRANSLATION INTO ENGLISH PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

## AKBANK T.A.Ş.
## I- INFLATION ADJUSTED BALANCE SHEETS AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 30 September 2004)

| | ASSETS | | CURRENT PERIOD (30/09/2004) | | | PRIOR PERIOD (31/12/2003) | | |
|---|---|---|---|---|---|---|---|---|
| | | Notes (Section V) | TL | Foreign Currency | Total | TL | Foreign Currency | Total |
| **I.** | **Cash** | (I-a) | **113,869** | **120,840** | **234,709** | **118,518** | **115,067** | **233,585** |
| 1.1 | Cash | | 109,038 | - | 109,038 | 118,442 | - | 118,442 |
| 1.2 | Foreign Currency | | - | 117,001 | 117,001 | - | 111,849 | 111,849 |
| 1.3 | Balances with the Central Bank of Turkey | | 4,831 | 29 | 4,860 | 76 | 2,570 | 2,646 |
| 1.4 | Other | | - | 3,810 | 3,810 | - | 648 | 648 |
| **II.** | **Trading Securities (Net)** | (I-b) | **191,865** | **4,165,695** | **4,357,560** | **1,359,905** | **6,000,738** | **7,360,643** |
| 2.1 | Government Debt Securities | | 191,863 | 4,148,887 | 4,340,750 | 1,359,881 | 5,983,218 | 7,343,099 |
| 2.1.1 | Government Bonds | | 183,647 | 4,148,887 | 4,332,534 | 1,080,839 | 5,983,218 | 7,064,057 |
| 2.1.2 | Treasury Bills | | 8,216 | - | 8,216 | 279,042 | - | 279,042 |
| 2.1.3 | Other Public Debt Securities | | - | - | - | - | - | - |
| 2.2 | Share Certificates | | 2 | - | 2 | 24 | - | 24 |
| 2.3 | Other Marketable Securities | | - | 16,808 | 16,808 | - | 17,520 | 17,520 |
| **III.** | **Banks and Other Financial Institutions** | | **7,028** | **1,015,327** | **1,022,355** | **2,216** | **1,013,946** | **1,016,162** |
| 3.1 | Due from Banks | | 7,028 | 1,015,327 | 1,022,355 | 2,216 | 1,013,946 | 1,016,162 |
| 3.1.1 | Domestic Banks | | 7,028 | - | 7,028 | 2,216 | - | 2,216 |
| 3.1.2 | Foreign Banks | | - | 1,015,327 | 1,015,327 | - | 1,013,946 | 1,013,946 |
| 3.1.3 | Foreign Offices and Branches | | - | - | - | - | - | - |
| 3.2 | Other Financial Institutions | | - | - | - | - | - | - |
| **IV.** | **Money Markets** | | - | **486,864** | **486,864** | - | **433,809** | **433,809** |
| 4.1 | Interbank Money Market Placements | | - | 486,864 | 486,864 | - | 433,809 | 433,809 |
| 4.2 | Receivables from Istanbul Stock Exchange Money Market | | - | - | - | - | - | - |
| 4.3 | Receivables from Reverse Repurchase Agreements | | - | - | - | - | - | - |
| **V.** | **Available-for-sale Securities (Net)** | (I-c) | **5,829,074** | **4,435,130** | **10,264,204** | **5,624,268** | **1,708,652** | **7,332,920** |
| 5.1 | Share Certificates | | 15,800 | 72 | 15,872 | 13,409 | 76 | 13,485 |
| 5.2 | Other Marketable Securities | | 5,813,274 | 4,435,058 | 10,248,332 | 5,610,859 | 1,708,576 | 7,319,435 |
| **VI.** | **Loans** | (I-d) | **6,531,720** | **5,342,749** | **11,874,469** | **4,194,333** | **5,335,103** | **9,529,436** |
| 6.1 | Short-term | | 4,040,998 | 1,086,222 | 5,127,220 | 2,525,673 | 1,033,592 | 3,559,265 |
| 6.2 | Medium and Long-term | | 2,490,722 | 4,256,527 | 6,747,249 | 1,668,660 | 4,301,511 | 5,970,171 |
| 6.3 | Loans under Follow-up | | 118,478 | 34,092 | 152,570 | 76,598 | 44,261 | 120,859 |
| 6.4 | Specific Provisions (-) | | 118,478 | 34,092 | 152,570 | 76,598 | 44,261 | 120,859 |
| **VII.** | **Factoring Receivables** | | - | - | - | - | - | - |
| **VIII.** | **Held-to-maturity Securities (Net)** | (I-e) | **322,382** | - | **322,382** | **704,821** | - | **704,821** |
| 8.1 | Government Debt Securities | | 322,382 | - | 322,382 | 704,821 | - | 704,821 |
| 8.1.1 | Government Bonds | | 322,382 | - | 322,382 | 704,821 | - | 704,821 |
| 8.1.2 | Treasury Bills | | - | - | - | - | - | - |
| 8.1.3 | Other Public Debt Securities | | - | - | - | - | - | - |
| 8.2 | Other Marketable Securities | | - | - | - | - | - | - |
| **IX.** | **Investments and Associates (Net)** | (I-f) | **110,262** | **102,326** | **212,588** | **108,099** | **104,145** | **212,244** |
| 9.1 | Financial Investments and Associates | | 85,261 | 102,326 | 187,587 | 81,527 | 104,145 | 185,672 |
| 9.2 | Non-financial Investments and Associates | | 25,001 | - | 25,001 | 26,572 | - | 26,572 |
| **X.** | **Subsidiaries (Net)** | (I-g) | **107,328** | **93,377** | **200,705** | **107,328** | **97,580** | **204,908** |
| 10.1 | Financial Subsidiaries | | 107,328 | 93,377 | 200,705 | 107,328 | 97,580 | 204,908 |
| 10.2 | Non-Financial Subsidiaries | | - | - | - | - | - | - |
| **XI.** | **Other Investments (Net)** | | - | - | - | - | - | - |
| **XII.** | **Financial Lease Receivables (Net)** | (I-h) | - | - | - | - | - | - |
| 12.1 | Gross Financial Lease Receivables | | - | - | - | - | - | - |
| 12.2 | Unearned Income ( - ) | | - | - | - | - | - | - |
| **XIII.** | **Reserve Requirements with the Central Bank of Turkey** | | **493,275** | **1,248,942** | **1,742,217** | **480,581** | **1,187,657** | **1,668,238** |
| **XIV.** | **Miscellaneous Receivables** | | **59,112** | **695** | **59,807** | **41,736** | **498** | **42,234** |
| **XV.** | **Accrued Interest and Income Receivable** | (I-i) | **1,073,726** | **343,500** | **1,417,226** | **2,265,305** | **535,539** | **2,800,844** |
| 15.1 | Loans | | 117,411 | 56,130 | 173,541 | 142,110 | 45,516 | 187,626 |
| 15.2 | Marketable Securities | | 941,367 | 254,412 | 1,195,779 | 2,105,930 | 277,074 | 2,383,004 |
| 15.3 | Other | | 14,948 | 32,958 | 47,906 | 17,265 | 212,949 | 230,214 |
| **XVI.** | **Property and Equipment (Net)** | | **611,011** | **7,843** | **618,854** | **627,335** | **7,002** | **634,337** |
| 16.1 | Book Value | | 1,024,924 | 8,671 | 1,033,595 | 987,695 | 8,510 | 996,205 |
| 16.2 | Accumulated Depreciation (-) | | 413,913 | 828 | 414,741 | 360,360 | 1,508 | 361,868 |
| **XVII.** | **Intangible Assets (Net)** | | **16,395** | - | **16,395** | **21,029** | - | **21,029** |
| 17.1 | Goodwill | | - | - | - | - | - | - |
| 17.2 | Other | | 39,091 | - | 39,091 | 39,122 | - | 39,122 |
| 17.3 | Accumulated Amortisation (-) | | 22,696 | - | 22,696 | 18,093 | - | 18,093 |
| **XVIII.** | **Other Assets** | (I-j) | **118,300** | **4,411** | **122,711** | **21,214** | **14,124** | **35,338** |
| | TOTAL ASSETS | | 15,585,347 | 17,367,699 | 32,953,046 | 15,676,688 | 16,553,860 | 32,230,548 |

The accompanying notes form an integral part of these financial statements.

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.
II- INFLATION ADJUSTED BALANCE SHEETS AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 30 September 2004)

| | LIABILITIES and SHAREHOLDERS' EQUITY | | CURRENT PERIOD (30/09/2004) | | | PRIOR PERIOD (31/12/2003) | | |
|---|---|---|---|---|---|---|---|---|
| | | Notes (Section V) | TL | Foreign Currency | Total | TL | Foreign Currency | Total |
| **I.** | **Deposits** | (II-a) | **7,039,708** | **13,172,101** | **20,211,809** | **6,552,787** | **14,329,768** | **20,882,555** |
| 1.1 | Bank Deposits | | 28.112 | 1,121.382 | 1,149.494 | 135.142 | 1.327.583 | 1.462,725 |
| 1.2 | Saving Deposits | | 5,176,941 | - | 5.176,941 | 4.841,158 | - | 4.841,158 |
| 1.3 | Public Sector Deposits | | 17,740 | - | 17,740 | 14.742 | - | 14,742 |
| 1.4 | Commercial Deposits | | 1,652,926 | - | 1,652,926 | 1,323,784 | - | 1,323,784 |
| 1.5 | Other Institutions Deposits | | 163,989 | - | 163,989 | 237,961 | - | 237,961 |
| 1.6 | Foreign Currency Deposits | | - | 12,050.719 | 12,050,719 | - | 13,002,185 | 13,002,185 |
| 1.7 | Gold Vault | | - | - | - | - | - | - |
| **II.** | **Money Markets** | (II-b) | **815,114** | **188,716** | **1,003,830** | **659,051** | - | **659,051** |
| 2.1 | Funds from Interbank Money Market | | - | - | - | - | - | - |
| 2.2 | Funds from Istanbul Stock Exchange Money Market | | - | - | - | - | - | - |
| 2.3 | Funds Provided Under Repurchase Agreements | | 815,114 | 188,716 | 1.003,830 | 659,051 | - | 659.051 |
| **III.** | **Funds Borrowed** | (II-c) | **59,031** | **4,691,668** | **4,750,699** | **36,417** | **3,951,232** | **3,987,649** |
| 3.1 | Funds Borrowed from the Central Bank of Turkey | | - | - | - | - | - | - |
| 3.2 | Other Funds Borrowed | | 59,031 | 4,691,668 | 4,750,699 | 36,417 | 3.951,232 | 3.987,649 |
| 3.2.1 | Domestic Banks and Institutions | | 59,031 | 23,687 | 82,718 | 36,417 | 15,436 | 51,853 |
| 3.2.2 | Foreign Banks, Institutions, and Funds | | - | 4,667,981 | 4,667,981 | - | 3,935.796 | 3,935,796 |
| **IV.** | **Marketable Securities Issued (Net)** | (II-d) | - | - | - | - | - | - |
| 4.1 | Bills | | - | - | - | - | - | - |
| 4.2 | Asset Backed Securities | | - | - | - | - | - | - |
| 4.3 | Bonds | | - | - | - | - | - | - |
| **V.** | **Funds** | (II-e) | - | - | - | - | - | - |
| **VI.** | **Miscellaneous Payables** | (II-f) | **66,204** | **39,784** | **105,988** | **69,950** | **44,919** | **114,869** |
| **VII.** | **Other Liabilities** | (II-g) | **180,982** | **212,129** | **393,111** | **14,719** | **182,767** | **197,486** |
| **VIII.** | **Taxes and Other Duties Payable** | | **44,737** | **144** | **44,881** | **57,517** | **541** | **58,058** |
| **IX.** | **Factoring Payables** | | - | - | - | - | - | - |
| **X.** | **Financial Lease Payables (Net)** | (II-h) | **24** | **7,184** | **7,208** | **423** | **11,174** | **11,597** |
| 10.1 | Gross Financial Lease Payables | | 24 | 7.705 | 7,729 | 423 | 12.686 | 13,109 |
| 10.2 | Deferred Financial Lease Expenses (-) | | - | 521 | 521 | - | 1,512 | 1.512 |
| **XI.** | **Accrued Interest and Expenses Payable** | (II-i) | **196,220** | **106,280** | **302,500** | **190,617** | **80,467** | **271,084** |
| 11.1 | Deposits | | 156.086 | 38,788 | 194,874 | 109,369 | 45,215 | 154,584 |
| 11.2 | Borrowings | | 2,701 | 19,052 | 21,753 | 2,276 | 20.578 | 22,854 |
| 11.3 | Repurchase Agreements | | 500 | 466 | 966 | 567 | - | 567 |
| 11.4 | Other | | 36,933 | 47,974 | 84,907 | 78.405 | 14,674 | 93,079 |
| **XII.** | **Provisions** | (II-j) | **315,226** | **369** | **315,595** | **523,790** | **7,039** | **530,829** |
| 12.1 | General Loan Loss Provision | | 72,335 | - | 72,335 | 56,897 | - | 56,897 |
| 12.2 | Reserve for Employment Termination Benefits | | 12,819 | - | 12,819 | 12,459 | - | 12,459 |
| 12.3 | Provision for Income Taxes | (III-f-2) | 118,932 | - | 118,932 | 286,499 | - | 286,499 |
| 12.4 | Insurance Technical Provisions (Net) | | - | - | - | - | - | - |
| 12.5 | Other Provisions | | 111,140 | 369 | 111,509 | 167,935 | 7,039 | 174,974 |
| **XIII.** | **Subordinated Loans** | (II-j) | - | **4,773** | **4,773** | - | **4,987** | **4,987** |
| **XIV.** | **Shareholders' Equity** | (II-k) | **5,812,429** | **223** | **5,812,652** | **5,506,363** | **6,020** | **5,512,383** |
| 14.1 | Paid-in Capital | | 1,500.000 | - | 1,500,000 | 1,200.000 | - | 1,200,000 |
| 14.2 | Capital Reserves | | 2,396,535 | 223 | 2,396,758 | 2,543,036 | 6,020 | 2,549,056 |
| 14.2.1 | Share Premium | (II-l) | - | - | - | - | - | - |
| 14.2.2 | Share Cancellation Profits | | - | - | - | - | - | - |
| 14.2.3 | Marketable Securities Valuation Fund | | 5,728 | 223 | 5,951 | 152,301 | 6,020 | 158.321 |
| 14.2.4 | Revaluation Fund | | - | - | - | - | - | - |
| 14.2.5 | Evaluation Differences | | - | - | - | - | - | - |
| 14.2.6 | Other Capital Reserves | | - | - | - | - | - | - |
| 14.2.7 | Adjustment to Share Capital | | 2,390.807 | - | 2,390,807 | 2,390,735 | - | 2,390,735 |
| 14.3 | Profit Reserves | | 1,032,010 | - | 1.032,010 | 315,431 | - | 315.431 |
| 14.3.1 | Legal Reserves | | 154,577 | - | 154,577 | 45,531 | - | 45,531 |
| 14.3.2 | Status Reserves | | - | - | - | - | - | - |
| 14.3.3 | Extraordinary Reserves | | 877,433 | - | 877.433 | 269.900 | - | 269.900 |
| 14.3.4 | Other Profit Reserves | | - | - | - | - | - | - |
| 14.4 | Income or (Loss) | | 883,884 | - | 883.884 | 1.447.896 | - | 1.447.896 |
| 14.4.1 | Prior Years' Income and Losses | | - | - | - | - | - | - |
| 14.4.2 | Current Year Income and Loss | | 883,884 | - | 883.884 | 1.447,896 | - | 1.447.896 |
| | TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 14,529,675 | 18.423,371 | 32,953,046 | 13,611,634 | 18,618,914 | 32,230,548 |

The accompanying notes form an integral part of these financial statements.

**AKBANK T.A.Ş.**

**III- INFLATION ADJUSTED INCOME STATEMENTS FOR THE PERIODS ENDED 30 SEPTEMBER 2004 AND 30 SEPTEMBER 2003**

(Amounts are expressed in billions of Turkish Lira (TL) in terms of purchasing power of TL at 30 September 2004)

| | INCOME and EXPENSES | Notes (Section V) | CURRENT PERIOD (01/01-30/09/2004) | PRIOR PERIOD (01/01-30/09/2003) | CURRENT PERIOD (01/07-30/09/2004) | PRIOR PERIOD (01/07-30/09/2003) |
|---|---|---|---|---|---|---|
| **I.** | **Interest Income** | (III-a) | **3,235,055** | **3,783,777** | **1,132,180** | **1,387,322** |
| 1.1 | Interest on Loans | | 1,294,953 | 723,423 | 502,323 | 260,657 |
| 1.1.1 | Interest on TL Loans | | 1,137,066 | 542,308 | 446,466 | 204,477 |
| 1.1.1.1 | Short-term Loans | | 720,668 | 417,692 | 289,298 | 155,231 |
| 1.1.1.2 | Medium and Long-term Loans | | 416,398 | 124,616 | 157,168 | 49,246 |
| 1.1.2 | Interest on Foreign Currency Loans | | 144,723 | 170,357 | 52,074 | 52,744 |
| 1.1.2.1 | Short-term Loans | | 25,581 | 48,434 | 9,506 | 17,740 |
| 1.1.2.2 | Medium and Long-term Loans | | 119,142 | 121,923 | 42,568 | 35,004 |
| 1.1.3 | Interest on Loans Under Follow-up | | 13,164 | 10,758 | 3,783 | 3,436 |
| 1.1.4 | Premiums Received from Resource Utilisation Support Fund | | - | - | - | - |
| 1.2 | Interest Received from Reserve Requirements with the Central Bank of Turkey | | 49,803 | 59,997 | 16,870 | 20,653 |
| 1.3 | Interest Received from Banks | | 13,584 | 15,437 | 6,811 | 4,884 |
| 1.3.1 | The Central Bank of Turkey | | 15 | 4 | 4 | 1 |
| 1.3.2 | Domestic Banks | | 4,374 | 2,407 | 2,789 | 1,342 |
| 1.3.3 | Foreign Banks | | 9,195 | 13,026 | 4,018 | 3,541 |
| 1.4 | Interest Received from Money Market Transactions | | 37,290 | 296,102 | 5,108 | 29,587 |
| 1.5 | Interest Received from Marketable Securities Portfolio | (III-f-1) | 1,838,742 | 2,685,557 | 600,862 | 1,070,219 |
| 1.5.1 | Trading Securities | | 566,568 | 1,625,564 | 246,121 | 665,992 |
| 1.5.2 | Available-for-sale Securities | | 1,177,201 | 1,005,359 | 340,573 | 391,970 |
| 1.5.3 | Held-to-maturity Securities | | 94,973 | 54,634 | 14,168 | 12,257 |
| 1.6 | Other Interest Income | | 683 | 3,261 | 206 | 1,322 |
| **II.** | **Interest Expense** | (III-b) | **1,348,246** | **1,669,423** | **447,770** | **534,037** |
| 2.1 | Interest on Deposits | (III-b-3) | 1,176,549 | 1,427,937 | 385,770 | 461,747 |
| 2.1.1 | Bank Deposits | | 28,074 | 22,780 | 8,910 | 7,763 |
| 2.1.2 | Saving Deposits | | 822,006 | 997,240 | 264,959 | 335,020 |
| 2.1.3 | Public Sector Deposits | | 104 | 101 | 34 | 26 |
| 2.1.4 | Commercial Deposits | | 37,089 | 57,951 | 14,641 | 5,638 |
| 2.1.5 | Other Institutions Deposits | | 82,874 | 108,788 | 23,817 | 39,508 |
| 2.1.6 | Foreign Currency Deposits | | 206,402 | 241,077 | 73,409 | 73,792 |
| 2.1.7 | Gold Vault | | - | - | - | - |
| 2.2 | Interest on Money Market Transactions | (III-b-4) | 92,288 | 162,189 | 29,201 | 47,294 |
| 2.3 | Interest on Funds Borrowed | | 78,256 | 76,415 | 32,504 | 24,126 |
| 2.3.1 | The Central Bank of Turkey | | - | - | - | - |
| 2.3.2 | Domestic Banks | | 6,979 | 6,820 | 4,077 | 2,990 |
| 2.3.3 | Foreign Banks | | 62,265 | 60,549 | 25,981 | 18,565 |
| 2.3.4 | Foreign Offices and Branches | | - | - | - | - |
| 2.3.5 | Other Financial Institutions | | 9,012 | 9,046 | 2,446 | 2,571 |
| 2.4 | Interest on Securities Issued | | - | - | - | - |
| 2.5 | Other Interest Expenses | | 1,153 | 2,882 | 295 | 870 |
| **III.** | **Net Interest Income (I-II)** | | **1,886,809** | **2,114,354** | **684,410** | **853,285** |
| **IV.** | **Net Fees and Commissions Income** | | **285,609** | **132,149** | **99,107** | **50,950** |
| 4.1 | Fees and Commissions Received | | 452,657 | 315,321 | 163,425 | 116,605 |
| 4.1.1 | Cash Loans | | 67,039 | 57,256 | 23,410 | 20,562 |
| 4.1.2 | Non-cash Loans | | 18,178 | 14,526 | 6,750 | 5,036 |
| 4.1.3 | Other | | 367,440 | 243,539 | 133,265 | 91,007 |
| 4.2 | Fees and Commissions Paid | | 167,048 | 183,172 | 64,318 | 65,655 |
| 4.2.1 | Cash Loans | | 26,446 | 25,750 | 14,560 | 14,659 |
| 4.2.2 | Non-cash Loans | | 297 | 161 | 234 | 8 |
| 4.2.3 | Other | | 140,305 | 157,261 | 49,524 | 50,988 |
| **V.** | **Dividend Income** | | **2,517** | **1,988** | **1,871** | **666** |
| 5.1 | Trading Securities | | - | - | - | - |
| 5.2 | Available-for-sale Securities | | 2,517 | 1,988 | 1,871 | 666 |
| **VI.** | **Net Trading Income/(Loss)** | | **158,219** | **719,055** | **42,728** | **194,684** |
| 6.1 | Trading Gains on Securities (Net) | | 254,115 | 276,414 | 37,819 | 112,090 |
| 6.1.1 | Trading Gains on Securities | | 300,170 | 290,962 | 23,816 | 113,434 |
| 6.1.1.1. | Trading Gains on Derivative Financial Instruments | | 22,893 | 23,261 | 6,089 | 7,596 |
| 6.1.1.2. | Other | | 277,277 | 267,701 | 17,727 | 105,838 |
| 6.1.2. | Trading Losses on Securities (-) | | 46,055 | 14,548 | -14,003 | 1,344 |
| 6.1.2.1. | Trading Losses on Derivative Financial Instruments | | 3,167 | 1,817 | 1,278 | 495 |
| 6.1.2.2. | Other | | 42,888 | 12,731 | 15,281 | 849 |
| 6.2 | Foreign Exchange Gains or (Losses) (Net) | (III-f-1) | (95,896) | 442,641 | 4,909 | 82,594 |
| 6.2.1. | Foreign Exchange Gains | | 2,186,408 | 6,942,605 | 710,891 | 92,633 |
| 6.2.2. | Foreign Exchange Losses (-) | | 2,282,304 | 6,499,964 | 705,982 | 10,039 |
| **VII.** | **Other Operating Income** | (III-c) | **110,110** | **66,714** | **26,922** | **23,446** |
| **VIII.** | **Operating Income (III+IV+V+VI+VII)** | | **2,443,264** | **3,034,260** | **855,038** | **1,123,031** |
| **IX.** | **Provision for Loan Losses and Other Receivables (-)** | (III-d) | **110,552** | **44,011** | **50,343** | **23,032** |
| **X.** | **Other Operating Expenses (-)** | (III-f-1) | **696,501** | **959,247** | **255,413** | **304,869** |
| **XI.** | **Net Operating Income (VIII-IX-X)** | | **1,636,211** | **2,031,002** | **549,282** | **795,130** |
| **XII.** | **Income from Investments and Associates** | (III-e) | **30,062** | **8,573** | **359** | **2,904** |
| **XIII.** | **Income/(Loss) on Net Monetary Position** | | **(405,903)** | **(302,800)** | **(60,396)** | **29,148** |
| **XIV.** | **Income Before Income Taxes (XI+XII+XIII)** | | **1,260,370** | **1,736,775** | **489,245** | **827,182** |
| **XV.** | **Provision for Income Taxes (-)** | (III-f-2) | 376,486 | 596,014 | 137,683 | 232,281 |
| **XVI.** | **Net Income/(Loss) Before Extraordinary Items (XIV-XV)** | | **883,884** | **1,140,761** | **351,562** | **594,901** |
| **XVII.** | **Extraordinary Income/(Loss) After Taxes** | | - | - | - | - |
| 18.1 | Extraordinary Income/(Loss) Before Taxation | | - | - | - | - |
| 18.1.1 | Extraordinary Income | | - | - | - | - |
| 18.1.2 | Extraordinary Expenses (-) | | - | - | - | - |
| 18.2 | Provision for Taxes on Extraordinary Income (-) | | - | - | - | - |
| **XVIII.** | NET INCOME/(LOSS) (XVI+XVII) | | 883,884 | 1,140,761 | 351,562 | 594,901 |
| | Earnings/(Loss) per share in TL full | | 589 | 761 | 234 | 397 |

The accompanying notes form an integral part of these financial statements.

AKBANK T.A.Ş.

## IV. INFLATION ADJUSTED OFF-BALANCE SHEET COMMITMENTS AT 30 SEPTEMBER 2004 AND 31 DECEMBER 2003

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

| | | Notes | CURRENT PERIOD (30/09/2004) | | | PRIOR PERIOD (31/12/2003) | | |
|---|---|---|---|---|---|---|---|---|
| | | (Section V) | TL | Foreign Currency | TOTAL | TL | Foreign Currency | TOTAL |
| **A.** | **OFF-BALANCE SHEET COMMITMENTS (I+II+III)** | | **11,136,691** | **8,210,443** | **19,347,134** | **7,534,515** | **8,523,462** | **16,057,977** |
| **I.** | **GUARANTEES AND WARRANTIES** | **(IV-b), (IV-c)** | **1,060,257** | **1,806,792** | **2,867,049** | **894,834** | **1,244,824** | **2,139,658** |
| 1.1. | Letters of Guarantee | | 1,039,442 | 998,292 | 2,037,734 | 889,978 | 654,497 | 1,544,475 |
| 1.1.1. | Guarantees Subject to State Tender Law | | 147,387 | 79,948 | 227,335 | 123,728 | 103,502 | 227,230 |
| 1.1.2. | Guarantees Given for Foreign Trade Operations | | - | 476,984 | 476,984 | - | 245,363 | 245,363 |
| 1.1.3. | Other Letters of Guarantee | | 892,055 | 441,360 | 1,333,415 | 766,250 | 305,632 | 1,071,882 |
| 1.2. | Bank Acceptances | | 15 | 23,909 | 23,924 | 2 | 9,111 | 9,113 |
| 1.2.1. | Import Letter of Acceptance | | 15 | 23,909 | 23,924 | 2 | 9,111 | 9,113 |
| 1.2.2. | Other Bank Acceptances | | - | - | - | - | - | - |
| 1.3. | Letters of Credit | | - | 783,212 | 783,212 | - | 580,220 | 580,220 |
| 1.3.1. | Documentary Letters of Credit | | - | 731,296 | 731,296 | - | 565,440 | 565,440 |
| 1.3.2. | Other Letters of Credit | | - | 51,916 | 51,916 | - | 14,780 | 14,780 |
| 1.4. | Prefinancing Given as Guarantee | | - | - | - | - | - | - |
| 1.5. | Endorsements | | - | - | - | - | - | - |
| 1.5.1. | Endorsements to the Central Bank of Turkey | | - | - | - | - | - | - |
| 1.5.2. | Other Endorsements | | - | - | - | - | - | - |
| 1.6. | Securities Issue Purchase Guatantees | | - | - | - | - | - | - |
| 1.7. | Factoring Guarantees | | - | - | - | - | - | - |
| 1.8. | Other Guarantees | | 10,734 | 1,379 | 12,113 | - | 981 | 981 |
| 1.9. | Other Collaterals | | 10,066 | - | 10,066 | 4,854 | 15 | 4,869 |
| **II.** | **COMMITMENTS** | **(IV-b)** | **9,999,305** | **1,446,837** | **11,446,142** | **6,576,285** | **1,535,577** | **8,111,862** |
| 2.1. | Irrevocable Commitments | | 9,999,305 | 1,446,837 | 11,446,142 | 6,576,285 | 1,535,577 | 8,111,862 |
| 2.1.1. | Asset Purchase Commitments | | 35,600 | 46,589 | 82,189 | 574 | - | 574 |
| 2.1.2. | Deposit Purchase and Sales Commitments | | - | - | - | - | - | - |
| 2.1.3. | Share Capital Commitments to Associates and Subsidiaries | | - | - | - | - | - | - |
| 2.1.4. | Loan Granting Commitments | | - | - | - | - | - | - |
| 2.1.5. | Securities Issue Brokerage Commitments | | - | - | - | - | - | - |
| 2.1.6. | Commitments for Reserve Deposit Requirements | | - | - | - | - | - | - |
| 2.1.7. | Payment Commitments for Cheques | | 1,117,948 | - | 1,117,948 | 1,059,192 | - | 1,059,192 |
| 2.1.8. | Tax and Fund Liabilities from Export Commitments | | - | - | - | - | - | - |
| 2.1.9. | Commitments for Credit Card Limits | | 8,845,757 | 1,400,248 | 10,246,005 | 5,516,519 | 1,535,577 | 7,052,096 |
| 2.1.10 | Receivables from Short Sale Commitments of Marketable Securities | | - | - | - | - | - | - |
| 2.1.11 | Payables for Short Sale Commitments of Marketable Securities | | - | - | - | - | - | - |
| 2.1.12 | Other Irrevocable Commitments | | - | - | - | - | - | - |
| 2.2 | Revocable Commitments | | - | - | - | - | - | - |
| 2.2.1 | Revocable Loan Granting Commitments | | - | - | - | - | - | - |
| 2.2.2 | Other Revocable Commitments | | - | - | - | - | - | - |
| **III.** | **DERIVATIVE FINANCIAL INSTRUMENTS** | | **77,129** | **4,956,814** | **5,033,943** | **63,396** | **5,743,061** | **5,806,457** |
| 3.1. | Forward Foreign Currency Buy/Sell Transactions | | 60,224 | 166,245 | 226,469 | 19,095 | 68,111 | 87,206 |
| 3.1.1. | Forward Foreign Currency Transactions-Buy | | 50,927 | 63,505 | 114,432 | 2,566 | 38,465 | 41,031 |
| 3.1.2. | Forward Foreign Currency Transactions-Sell | | 9,297 | 102,740 | 112,037 | 16,529 | 29,646 | 46,175 |
| 3.2. | Swap Transactions Related to Foreign Currency and Interest Rates | | - | 4,708,690 | 4,708,690 | 890 | 5,539,156 | 5,540,046 |
| 3.2.1. | Foreign Currency Swap-Buy | | - | 2,365,522 | 2,365,522 | - | 2,847,706 | 2,847,706 |
| 3.2.2. | Foreign Currency Swap-Sell | | - | 2,343,168 | 2,343,168 | 890 | 2,691,450 | 2,692,340 |
| 3.2.3. | Interest Rate Swaps-Buy | | - | - | - | - | - | - |
| 3.2.4. | Interest Rate Swaps-Sell | | - | - | - | - | - | - |
| 3.3. | Foreign Currency, Interest Rate and Security Options | | - | - | - | - | - | - |
| 3.3.1. | Foreign Currency Options-Buy | | - | - | - | - | - | - |
| 3.3.2. | Foreign Currency Options-Sell | | - | - | - | - | - | - |
| 3.3.3. | Interest Rate Options-Buy | | - | - | - | - | - | - |
| 3.3.4. | Interest Rate Options-Sell | | - | - | - | - | - | - |
| 3.3.5. | Securities Options- Buy | | - | - | - | - | - | - |
| 3.3.6. | Securities Options-Sell | | - | - | - | - | - | - |
| 3.4. | Foreign Currency Futures | | - | - | - | - | - | - |
| 3.4.1. | Foreign Currency Futures-Buy | | - | - | - | - | - | - |
| 3.4.2. | Foreign Currency Futures-Sell | | - | - | - | - | - | - |
| 3.5. | Interest Rate Futures | | - | - | - | - | - | - |
| 3.5.1. | Interest Rate Futures-Buy | | - | - | - | - | - | - |
| 3.5.2. | Interest Rate Futures-Sell | | - | - | - | - | - | - |
| 3.6. | Other | | 16,905 | 81,879 | 98,784 | 43,411 | 135,794 | 179,205 |
| **B.** | **CUSTODY AND PLEDGES RECEIVED (IV+V+VI)** | | **19,874,103** | **3,640,064** | **23,514,167** | **16,596,004** | **2,228,629** | **18,824,633** |
| **IV.** | **ITEMS HELD IN CUSTODY** | | **17,230,002** | **2,509,753** | **19,739,755** | **15,011,253** | **1,199,781** | **16,211,034** |
| 4.1. | Customer Fund and Portfolio Balances | | - | - | - | - | - | - |
| 4.2. | Investment Securities Held in Custody | | 13,336,036 | 2,058,454 | 15,394,490 | 11,472,235 | 823,093 | 12,295,328 |
| 4.3. | Cheques Received for Collection | | 832,827 | 24,936 | 857,763 | 670,137 | 19,773 | 689,910 |
| 4.4. | Commercial Notes Received for Collection | | 322,649 | 294,283 | 616,932 | 252,488 | 226,652 | 479,140 |
| 4.5. | Other Assets Received for Collection | | 106 | 257 | 363 | 116 | 266 | 382 |
| 4.6. | Assets Received for Public Offering | | - | - | - | - | - | - |
| 4.7. | Other Items Under Custody | | 2,738,384 | 128,041 | 2,866,425 | 2,616,277 | 129,882 | 2,746,159 |
| 4.8. | Custodians | | - | 3,782 | 3,782 | - | 115 | 115 |
| **V.** | **PLEDGES RECEIVED** | | **2,644,101** | **1,130,311** | **3,774,412** | **1,584,751** | **1,028,848** | **2,613,599** |
| 5.1. | Marketable Securities | | 412,822 | 147,330 | 560,152 | 69,724 | 171,130 | 240,854 |
| 5.2. | Guarantee Notes | | 134,339 | 138,616 | 272,955 | 122,340 | 123,467 | 245,807 |
| 5.3. | Commodity | | 2,801 | - | 2,801 | 8,057 | - | 8,057 |
| 5.4. | Warranty | | - | - | - | - | - | - |
| 5.5. | Immovables | | 1,334,714 | 330,070 | 1,664,784 | 801,840 | 218,761 | 1,020,601 |
| 5.6. | Other Pledged Items | | 759,425 | 514,295 | 1,273,720 | 582,790 | 515,490 | 1,098,280 |
| 5.7. | Pledged Items-Depository | | - | - | - | - | - | - |
| **VI.** | **ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES** | | - | - | - | - | - | - |
| | TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B) | | 31,010,794 | 11,850,507 | 42,861,301 | 24,130,519 | 10,752,091 | 34,882,610 |

The accompanying notes form an integral part of these financial statements.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

# SECTION THREE
# EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

## I. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL STATEMENTS:

**a. The preparation of the financial statements and related notes and explanations in accordance with the Accounting Application Regulation ("AAR") and the other relevant accounting standards that have been promulgated:**

The Bank maintains its books of account and prepares its statutory financial statements in Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation. These financial statements have been prepared in accordance with the 13th Article titled "Accounting Standards" of the Banking Act No. 4389 and in accordance with Accounting Application Regulation ("AAR") published in the Official Gazette No. 24793 dated 22 June 2002 brought into effect on 1 July 2002 by the Banking Regulation and Supervision Agency ("BRSA") and the communiqués on accounting standards.

**b. Preparation of financial statements based on the current purchasing power of Turkish lira:**

Financial Reporting in Hyperinflationary Economies Standard stated in the Communiqué 14 on the Accounting Application Regulation ("AAR 14") has become effective as of 1 July 2002.

In accordance with AAR 14, the Bank should prepare its financial statements in the purchasing power of the Turkish lira at the balance sheet date. The corresponding figures for previous periods are restated in the same terms. According to the related communiqué, certain criteria are used to classify an economy as hyperinflationary and one of these criteria is a cumulative three-year inflation rate announced by State Institute of Statistics approaching or exceeding 100% and the other is current year inflation rate approaching or exceeding 10%. Inflation adjustments have been performed in accordance with the standards indicated in AAR 14 and by using the wholesale price indices published in the appendix to the AAR 14 and announced by State Institute of Statistics. Detailed information related to the application of inflation accounting is presented in the "Explanation related to inflation accounting" section of the notes to the financial statements.

**c. Accounting and evaluation policies adopted in the presentation of financial statements:**

The principle accounting policies and evaluation methods adopted in the presentation of financial statements are in accordance with the "AAR". These policies and methods are explained in the notes II through XXI.

## II. SUBSIDIARIES, ASSOCIATES AND SHARE CERTIFICATES INCLUDED IN THE AVAILABLE-FOR-SALE PORTFOLIO

Turkish lira denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are adjusted for the effects of inflation to restate cash and cash equivalent contributions in terms of the measuring unit current at the balance sheet date.

Foreign currency denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are valued through the translation of the historical foreign currency amounts by using exchange rates prevailing at the balance sheet date.

When the inflation adjusted value of investments, associates and share certificates is higher than the net realizable value, the carrying amount is reduced to the net realizable or fair value taking into consideration whether the value decrease is temporary or permanent and the ratio of the value decrease.

## III. FOREIGN CURRENCY TRANSACTIONS

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Foreign currency investments included in non-monetary asset which are carried at historical cost are translated with the exchange rates current at the balance sheet date.

**a. Foreign exchange rates applied in the conversion of foreign currency transactions in financial statements:**

As of 30 September 2004, rates applied for the conversion of foreign currency balances into Turkish lira are TL1,512,000 for USD, TL1,866,866 for EURO and TL13,644 for Yen.

**b. Total foreign exchange gains/losses reflected in the current period net income:**

The Bank's foreign exchange loss reflected in these financial statements amount to TL95,896.

**c. Total amount of foreign currency revaluation fund resulting from foreign exchange gains/losses and changes that occurred within the period:**

No foreign currency gains/losses were reflected in the revaluation fund.

**d. Significant changes in the foreign exchange rates subsequent to the balance sheet date and their impacts on the financial statements:**

The Bank does not have a significant net foreign currency position as disclosed in Section Four-Note V. Accordingly, the changes in the foreign exchange rates will not have a significant impact on the financial statements.

**e. Capitalized foreign currency exchange differences:**

There is no foreign currency exchange difference capitalized for the period.

**f. Fundamental principles of foreign exchange risk management policy:**

The fundamental principles of foreign exchange risk management policy are explained in detail in Section 4, note V.

**g. Accounts used for foreign currency translation differences of net investments in foreign subsidiaries and associates, loans and other hedging instruments:**

Foreign currency net investments in associates and subsidiaries abroad are converted into Turkish lira with the exchange rates current at the balance sheet date. Foreign currency conversion differences arising from such transactions are recognized as "foreign exchange gains/losses" in the income statement.

## III. FOREIGN CURRENCY TRANSACTIONS (Continued)

**h. The method applied for the translation of goodwill arising from the acquisition of a foreign subsidiary and amounts resulted from fair value adjustment of assets and liabilities of such subsidiaries:**

The Bank has no goodwill related with acquisition of a foreign subsidiary or resulting from fair value adjustment of assets and liabilities of foreign subsidiaries.

**i. Accounts used to record the results arising from sale of a foreign subsidiary:**

During the current period, the Bank has not sold any foreign subsidiary.

**j. Status and recognition of foreign exchange differences arising from the translation of debt securities issued and monetary financial assets into Turkish lira:**

There were no debt securities issued. Foreign exchange differences arising from the translation of monetary financial assets are included in the "foreign exchange gains/losses" in the income statement.

## IV. EXPLANATIONS ON DERIVATIVE INSTRUMENTS

The major derivative instruments of the Bank are currency and interest rate swaps and currency forwards. There are no embedded derivatives originated by the Bank.

The Bank classifies its derivative instruments as held for "Hedging" or "Trading" in accordance with Communiqué 1 on the Accounting Application Regulation "Accounting of Financial Instruments'' ("AAR"). All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

Derivative instruments are measured at cost on initial recognition and the related transaction costs are included in the initial measurement. Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts on their contractual values.

After initial recognition, derivative instruments are measured at their fair values and the fair values are included in the balance sheet under either "Accrued Interest and Income Receivable" or "Accrued Interest and Expense Payable" depending on whether they are positive or negative. Differences due to the measurement of the fair value of trading derivative instruments are included in the income statement.

As of 30 September 2004, fair value of derivatives of the Bank amount to TL29,737 (TL204,566 as of 31 December 2003).

## V. OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

## VI. INTEREST INCOME AND EXPENSE

Interest income and expense are recognized in the income statement on an accrual basis. When the Bank management estimates and judges that the collection becomes doubtful, then the interest income is not recognized until the collection is made and any accruals and income recognized in relation to these receivables are reversed.

## VII. FEE AND COMMISSION INCOME AND EXPENSES

All fees and commissions income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Loan fees and commissions expenses paid to the other financial institutions are recognized as operational costs and recorded on effective yield method. Contract based commission fees regarding purchase and sale of assets are recognized as income at the time of collection.

## VIII. TRADING SECURITIES

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading securities are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading securities are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. However, if fair values cannot be measured reliably, the securities are carried at amortised cost using the effective yield method. All gains and losses arising from these evaluations are reflected in the income statement. Interest earned while holding securities is reported as interest income and dividends received are included separately in dividend income.

## IX. SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS

Securities sold under agreements to repurchase ("repo") are classified as "trading securities", "available-for-sale securities" and "held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio to which they belong. Funds deposited under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" and difference between the sale and repurchase price determined by these repurchase agreements is accrued evenly over the life of the repo agreement using the internal rate of return method.

Funds given against securities purchased under agreements to resell ("reverse repo") are accounted under "Receivables from reverse repurchase agreements" on the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the internal rate of return method.

The Bank has no securities lending transactions.

## X. EXPLANATION ON INVESTMENT SECURITIES HELD-TO-MATURITY AND INVESTMENT SECURITIES AVAILABLE-FOR-SALE

The Bank classifies and accounts its financial assets as "trading securities", "available-for-sale securities", "originated loans and receivables" and "held-to-maturity securities". Sale and purchase transactions of the financial assets mentioned above are recognized at the "settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the effective yield, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. Provision is made for the diminution in value of the impaired financial asset and is charged against the income for the year.

### a. Investment securities held-to-maturity securities:

Held-to-maturity investments are securities with fixed maturity and fixed or determinable payments where management has both the intent and ability to hold the investments to maturity. Held-to-maturity securities are initially recognized at cost, and subsequently carried at amortised cost using the effective yield method. Interest earned whilst holding held-to-maturity securities is reported as interest income.

The Bank has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to subsequent changes in classification. There is no diminution in value for the held-to-maturity securities and no provision for impairment is made.

### b. Investment securities available for sale:

Available-for-sale securities are defined as securities other than the ones classified as "held-to-maturity securities", "trading securities" and "originated loans".

Available-for-sale investment securities are subsequently remeasured at fair value. When the prices cannot be determined reliably, securities are carried at the amortised cost using the effective yield method. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in the shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed. When these securities are disposed or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## XI. BANK ORIGINATED LOANS AND RECEIVABLES AND SPECIFIC AND GENERAL PROVISIONS

Loans and advances originated by the Bank by providing money, service or goods directly to customers are categorized as originated loans. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognized at the amortised cost value calculated by using effective yield. The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the Bank management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Decree Related to Principles and Procedures on Determining the Qualifications of Bank Loans with Required Reserves and Other Claims and on Reserves to be Held" published in the Official Gazette dated 30 June 2002, No. 24448 and paragraphs 1 and 12 of article 11 of the Banks Act No. 4389. In addition, considering the statistical analysis on possible risks that can arise from consumer loans, the Bank has set aside a general reserve for possible loan losses and accounted it in the "other provisions" in the liabilities. Provision expenses are deducted from the net income of the period. If a receivable for which provision is provided is subsequently collected, it is deducted from the specific provisions and included in "Other Operating Income". Uncollectible receivables are written-off after all the legal procedures are finalized.

## XII. GOODWILL AND OTHER INTANGIBLE ASSETS

As of 30 September 2004 and 31 December 2003, the Bank has no goodwill.

Intangible assets are measured at the cost of the asset on initial recognition and the related other costs are included in the initial measurement.

Intangibles are amortised over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses made to utilise the economic benefit from the asset.

The Bank does not expect material changes in the estimation of useful lives, depreciation methods or residual values that may have a significant impact on current period or future periods.

Costs associated with development of computer software programmes and expenditures that enhances and extends the benefits of computer software programmes beyond their original specifications and lives are added to the original cost of the software and capitalized. Capitalized computer software development costs are amortised using the straight-line method over their remaining useful lives.

## XIII. PROPERTY AND EQUIPMENT

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting up the asset are included in the initial measurement.

Depreciation is calculated over the restated amounts of property and equipment using the straight-line method. The expected useful lives are stated below:

| | |
|---|---|
| Buildings | 50 years |
| Machinery, furniture, fixtures and vehicles | 5 years |

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item remained in the property and equipment.

Where the carrying amount of an asset is greater than its estimated net realizable value, it is written down immediately to its recoverable amount and the provision for the diminution in value is charged to income statement.

Gains and losses on disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditure for the repair and renewal of property and equipment is charged against income. The capital expenditures made in order to increase the capacity of the tangible asset to increase the future benefit of the asset are added to the cost of the tangible asset.

There are no pledges, mortgages and other commitments given to acquire property and equipment and there are no other limitations on property and equipment which restrict the right to use them.

The Bank does not expect any changes in the accounting estimates related with property and equipment that will have a significant impact in the current period or that may have a significant impact on future periods.

## XIV. LEASING TRANSACTIONS

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the amount of cash consideration given for the leased asset. Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, provision is provided for the impairment. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" on the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement. The Bank does not engage in finance leasing transactions as lessor.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the related contracts.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## XV. PROVISIONS AND COMMITMENTS

Provisions and contingent liabilities are provided for in accordance with Communiqué 8 on the Accounting Application Regulation "Standard for Provisions, Contingent Liabilities and Accounting of Assets" except for the specific and general provisions provided for loans and other receivables.

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provision for contingent liabilities arisen from past events should be recognized in the period of occurrence. When a reliable estimate of the amount of obligation cannot be made, contingent liability exists. A provision is recognized when it is probable that the contingent event will occur and a reliable estimate can be made.

## XVI. OBLIGATIONS RELATED TO EMPLOYEE RIGHTS

Obligations related to employee rights are accounted in accordance with Communiqué 10 on the Accounting Application Regulation ("AAR 10") "Accounting of Obligations Related to Employee Rights".

Provision for notice pay and employment termination benefit liability is calculated by taking the simple arithmetical average of the ratio of the actual payment to the total liability for the last five years before the balance sheet date and applying this ratio to the total liability of the current period in accordance with ARR 10. Five-year simple arithmetical average of actual payment rates as a basis for provision for employee termination benefits and notice pay is 11.23%. (31 December 2003: 10.45%)

The Bank does not employ any person subject to an agreement where the employment period will terminate in more than 12 months as at 30 September 2004.

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law, Article No. 20. The financial statements of the Pension Fund have been audited by an actuary in accordance with the 38th Article of the Insurance Supervisory Law and the Actuarian Regulation based on the same Article and depending on the audit report dated 15 February 2004, a provision has been calculated and accounted for the technical deficit in the financial statements of the Pension Fund as required by the principles of AAR10.

## XVII. TAXES

Corporation tax is payable at a rate of 30% on the total income of the Company after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed. Only for the fiscal year 2004, corporation tax rate will be applied as 33%, in accordance to the Act No. 5035 "Amendments to certain tax laws", published in the Official Gazette on 2 January 2004, No. 25334.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## XVII. TAXES (Continued)

Corporations are required to pay advance corporate tax quarterly at a rate of 30% (33% for 2004) on their corporate income. Advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax calculated on their annual corporate income. The balance of the advance tax paid may be refunded or used to be offset against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable held for not less than two years are tax exempt until 31 December 2004, provided that such gains are added to paid-in capital in the year in which they are sold.

Capital expenditures, with some exceptions, over TL6 billion are eligible for investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate, and the amount of allowance is not subject to withholding tax. Investment allowances utilised within the scope of investment incentive certificates granted prior to 24 April 2003 are subject to withholding tax at the rate of 19.8%, irrespective of profit distribution.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with the Communiqué 18 on the Accounting Application Regulation related with income taxes.

## XVIII. EXPLANATIONS ON BORROWINGS

Trading financial liabilities and derivative instruments are valued with the fair value and the rest of financial liabilities are carried at amortised cost using the effective yield method.

The Bank utilises various hedging techniques to minimize the currency, interest rate and liquidity risks of its financial liabilities. No convertible bills are issued for the period.

## XIX. PAID-IN CAPITAL AND TREASURY STOCK

Transaction costs regarding the issuance of share certificates are accounted as expense in the income statement.

Distribution of profit for the period 1 January-31 December 2003, resolved at the General Meeting of Shareholders, is explained in Section I, Note III-g.

## XX. AVALIZED DRAFTS AND ACCEPTANCES

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

## XXI. GOVERNMENT GRANTS

There is no government grant and support for the Bank.

## XXII. RECLASSIFICATIONS

Where necessary, comparative figures of the periods, 31 December 2003 and 30 September 2003 have been reclassified to conform to changes in presentation in the current period.

# SECTION FOUR
# INFORMATION RELATED TO FINANCIAL POSITION

## I. STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity and mostly intermediate and long term borrowings from foreign financial institutions. The Bank follows an assets-liabilities management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments on various financial assets with longer periods at higher rates. The Bank has sufficient liquidity. In liquidity management, it is imperative to take into account the term structure of assets and liabilities. The main objective of asset and liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset and Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure, placed by the Executive Risk Committee ("ERC").

Investments in credits and securities, within the frame of their term structure and market conditions, are the areas that generate a higher income than the average calculated for the Bank's overall areas of activity. In terms of liquidity management, deposit placements in banks have shorter terms and usually lower interest.

To take the advantage of short term capital market fluctuations in currency, interest and price, the Bank takes exposure within the set limits and market conditions. The ERC constantly monitors these exposures and updates the trading limits that are applied according to daily conditions.

The Bank controls and manages the currency risk exposure that arises from foreign currency transactions and foreign currency denominated securities in available-for-sale and other portfolios by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and with various derivative financial instruments. Currency risk of investments in foreign affiliates and subsidiaries is also managed with similar protective methods.

Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Detailed explanations regarding the Bank's risk management are given in the notes numbered III, IV, V, VI and VII of this section.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## II. CAPITAL ADEQUACY RATIO

**a.** The Bank's capital adequacy ratio is 37.38% (31 December 2003: 44.51%). This rate is considerably above the minimum rate of 8% that is specified by the pertinent regulation.

**b.** For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "Bank's currency risk". The following tables show the classifications of risk weighted assets and the calculation of shareholders' equity for the capital adequacy ratio calculation.

**c.** Information related to capital adequacy ratio:

| | Risk Weights | | | |
|---|---|---|---|---|
| | %0 | %20 | %50 | %100 |
| **Risk Weighted Assets and Non-Cash Loans** | | | | |
| **Balance sheet items (net)** | 19,250,621 | 941,696 | 147,243 | 10,783,344 |
| Cash | 226,657 | 3,192 | - | - |
| Due from banks | 4,860 | 938,504 | - | 83,851 |
| Interbank money market placements | 486,864 | - | - | - |
| Receivables from reverse repurchase transactions | - | - | - | - |
| Reserve requirements with the Central Bank of Turkey | 1,742,217 | - | - | - |
| Other financial institutions | - | - | - | - |
| Loans | 1,928,620 | - | 147,243 | 9,798,606 |
| Loans under follow-up (net) | - | - | - | - |
| Subsidiaries, associates and investments available-for-sale | 10,192,139 | - | - | 82,256 |
| Miscellaneous receivables | - | - | - | 59,807 |
| Marketable securities held to maturity (net) | 322,382 | - | - | - |
| Advances for assets acquired by financial leasing | - | - | - | - |
| Financial lease receivables | - | - | - | - |
| Leased assets (net) | - | - | - | - |
| Fixed assets (net) | - | - | - | 633,351 |
| Other assets | 4,346,882 | - | - | 125,473 |
| **Off-balance sheet items** | 1,231,435 | 1,267,479 | 3,112,197 | 223,542 |
| Guarantees and pledges | 41 | 1,177,690 | 187,226 | 68,568 |
| Commitments | - | - | 2,923,177 | - |
| Other off-balance sheet items | - | - | - | - |
| Transactions related with derivative financial instruments | - | 59,101 | - | 1,624 |
| Interest and income accruals | 1,231,394 | 30,688 | 1,794 | 153,350 |
| Non-risk weighted accounts | - | - | - | - |
| **Total risk weighted assets** | 20,482,056 | 2,209,175 | 3,259,440 | 11,006,886 |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## II. CAPITAL ADEQUACY RATIO (Continued)

### d. Summary information about capital adequacy ratio:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Total risk weighted assets ("TRWA") | 13,078,441 | 9,839,096 |
| Amount subject to market risk ("ASMR") | 1,688,998 | 1,881,118 |
| Shareholders' equity | 5,520,441 | 5,216,944 |
| Shareholders' equity / (TRWA+ASMR)*100 | 37.38 | 44.51 |

### e. Information about shareholders' equity items:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| CORE CAPITAL | | |
| Paid-in capital | 1,500,000 | 1,200,000 |
| Nominal capital | 1,500,000 | 1,200,000 |
| Capital commitments (-) | - | - |
| Adjustment to share capital | 2,390,807 | 2,390,735 |
| Share premium | - | - |
| Legal reserves | 154,577 | 45,531 |
| First legal reserve (Turkish Commercial Code 466/1) | 105,954 | 37,980 |
| Second legal reserve (Turkish Commercial Code 466/2) | 48,623 | 7,551 |
| Other legal reserve per special legislation | - | - |
| Status reserves | - | - |
| Extraordinary reserves | 877,433 | 269,900 |
| Reserves allocated by the General Assembly | 877,433 | 269,900 |
| Retained earnings | - | - |
| Accumulated loss | - | - |
| Foreign currency share capital exchange difference | - | - |
| Profit | 883,884 | 1,447,896 |
| Current period profit | 883,884 | 1,447,896 |
| Prior period profit | - | - |
| Loss (-) | - | - |
| Current period loss | - | - |
| Prior period loss | - | - |
| **Total Core Capital** | **5,806,701** | **5,354,062** |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## II. CAPITAL ADEQUACY RATIO (Continued)

| SUPPLEMENTARY CAPITAL | | |
|---|---|---|
| Revaluation fund | - | - |
| Securities | - | - |
| Buildings | - | - |
| Profit on sale of associates, subsidiaries and buildings to be transferred to share capital | - | - |
| Revaluation fund of leasehold improvement | - | - |
| Increase in the value of revaluation fund | - | - |
| Foreign exchange differences | - | - |
| General reserves | 72,335 | 56,897 |
| Provisions for possible losses | 47,415 | 69,752 |
| Subordinated loans | 955 | 1,995 |
| Marketable securities value increase fund | 5,951 | 158,321 |
| Associates and subsidiaries | 2,774 | 1,768 |
| Investments available-for-sale | 3,177 | 156,553 |
| Investments held for structural transactions | - | - |
| **Total Supplementary Capital** | **126,656** | **286,965** |
| **TIER III CAPITAL** | - | - |
| **CAPITAL** | **5,933,357** | **5,641,027** |
| **DEDUCTIONS FROM THE CAPITAL** | **412,916** | **424,083** |
| Investments in unconsolidated financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws. | 403,102 | 403,003 |
| Leasehold improvements | 1,898 | 3,852 |
| Installation costs | - | - |
| Prepaid expenses | 7,916 | 17,228 |
| The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets | - | - |
| Subordinated loans given to other banks which operate in Turkey | - | - |
| Goodwill (net) | - | - |
| Capitalized expenses | - | - |
| **Total Shareholders' Equity** | **5,520,441** | **5,216,944** |

## III. CREDIT RISK

**a.** Credit risk is the risk that the counterparts may be unable to meet the terms of the agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. While determining credit risks, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structures are evaluated. Analysis of the financial position of the customers are based on the statements of account and other information. Previously determined credit limits are constantly revised according to changing conditions. Collaterals, corporate and personal guarantees are determined on a customer basis.

During crediting procedures, limits determined on customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## III. CREDIT RISK (Continued)

**b.** There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

**c.** When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

**d.** Non-cash loans turned to cash loans are included in the same risk group as cash loans which are not collected on maturity. Credit risk management is applied for all positions involving counter party risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivable from the loans is collected. Monitoring continues until receivable from loan is completely collected.

The Bank considers that long term commitments are more exposed to credit risk than short term commitments, and points such as defining risk limits for long term risks and obtaining collaterals are treated in a wider extent than short term risks.

**e.** The Bank's banking activities in foreign countries and crediting transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market, is not exposed to a significant credit risk. As seen in the balance sheet, the ratio of loans under follow-up to total loans is 1.3% (31 December 2003: 1.3%) and 100% provision has been provided.

**f.** The Bank provided a general provision amounting to TL72,335 (31 December 2003: TL56,897).

## IV. MARKET RISK

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 30 September 2004 is calculated in accordance with the Regulation related to the Measurement and Evaluation of the Bank's Capital Adequacy, published in the Official Gazette dated 31 January 2002, No. 24567 and the Regulation related to the Market Risk Calculation by the Standard Method.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## IV. MARKET RISK (Continued)

| | Balance |
|---|---|
| Capital to be employed for interest rate risk – standard method | 109,722 |
| Capital to be employed for general market risk | 108,699 |
| Capital to be employed for specific risk | 1,023 |
| Capital to be employed for options subject to interest rate risk | - |
| Capital to be employed for common stock position risk - standard method | - |
| Capital to be employed for general market risk | - |
| Capital to be employed for specific risk | - |
| Capital to be employed for options subject to common stock position risk | - |
| Capital to be employed for currency risk - standard method | 25,398 |
| Capital liability | 25,398 |
| Capital to be employed for options subject to currency risk | - |
| Total value-at-risk (VAR)-Internal Model | - |
| Total capital to be employed for market risk | (*) 135,120 |
| Amount subject to market risk | (*) 1,688,998 |

(*)Of the "Amount subject to market risk", only TL135,120 (8% of TL1,688,998) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Section four, note II. TL135,120 is the minimum amount of capital that can hedge the mentioned risk.

## V. CURRENCY RISK

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining open foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date:

| | USD | EURO | Yen |
|---|---|---|---|
| Balance Sheet Evaluation Rate | TL 1,512,000 | TL 1,866,866 | TL 13,644 |
| 1. Day bid rate | TL 1,480,000 | TL 1,824,100 | TL 13,333 |
| 2. Day bid rate | TL 1,470,000 | TL 1,806,189 | TL 13,205 |
| 3. Day bid rate | TL 1,470,000 | TL 1,804,866 | TL 13,292 |
| 4. Day bid rate | TL 1,484,000 | TL 1,822,203 | TL 13,403 |
| 5. Day bid rate | TL 1,480,000 | TL 1,815,960 | TL 13,358 |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## V. CURRENCY RISK (Continued)

The simple arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are shown in the table below:

USD : TL 1,476,567
EURO : TL 1,801,036
Yen : TL 13,433

As of 31 December 2003:

| | USD | EURO | Yen |
|---|---|---|---|
| Balance Sheet Evaluation Rate | TL 1,427,500 | TL 1,784,660 | TL 13,346 |

**Information on the Bank's currency risk:**

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

| | EURO | USD | Yen | Other FC (*) | Total |
|---|---|---|---|---|---|
| **Current Period – 30 September 2004** | | | | | |
| **Assets** | | | | | |
| Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey | 62,641 | 51,842 | 103 | 6,254 | **120,840** |
| Due from other banks and financial institutions | 649,923 | 195,320 | 2,683 | 167,401 | **1,015,327** |
| Trading securities | 173,158 | 3,992,537 | - | - | **4,165,695** |
| Interbank money market placements | - | 486,864 | - | - | **486,864** |
| Available-for-sale securities | 64,521 | 4,692,991 | - | - | **4,757,512** |
| Loans | 1,410,914 | 4,067,403 | 472 | 41,390 | **5,520,179** |
| Subsidiaries, investments and associates | 93,377 | - | - | 102,326 | **195,703** |
| Held-to-maturity securities | - | 322,382 | - | - | **322,382** |
| Property and equipment | 5,607 | 2,236 | - | - | **7,843** |
| Goodwill | - | - | - | - | - |
| Other assets | 862,907 | 1,137,624 | 7 | 597 | **2,001,135** |
| **Total assets** | **3,323,048** | **14,949,199** | **3,265** | **317,968** | **18,593,480** |
| | | | | | |
| **Liabilities** | | | | | |
| Bank deposits | 176,180 | 918,880 | 1 | 26,321 | **1,121,382** |
| Foreign currency deposits | 4,861,377 | 6,640,277 | 2,207 | 546,858 | **12,050,719** |
| Funds from interbank money market | - | 188,716 | - | - | **188,716** |
| Funds borrowed | 155,164 | 4,536,504 | - | - | **4,691,668** |
| Marketable securities issued | - | - | - | - | - |
| Miscellaneous payables | 28,402 | 8,118 | 377 | 2,887 | **39,784** |
| Other liabilities | 56,547 | 268,926 | 272 | 5,134 | **330,879** |
| **Total liabilities** | **5,277,670** | **12,561,421** | **2,857** | **581,200** | **18,423,148** |
| | | | | | |
| **Net on balance sheet position** | **(1,954,622)** | **2,387,778** | **408** | **(263,232)** | **170,332** |
| **Net off balance sheet position** | | | | | |
| Financial derivative assets | 2,246,362 | 37,638 | 26,971 | 156,114 | **2,467,085** |
| Financial derivative liabilities | 72,177 | 2,388,151 | 27,244 | 1,208 | **2,488,780** |
| Non-cash loans | 755,896 | 1,009,689 | 26,858 | 14,349 | **1,806,792** |
| | | | | | |
| **Prior Period – 31 December 2003** | | | | | |
| Total assets | 3,086,183 | 15,333,040 | 4,238 | 159,313 | **18,582,774** |
| Total liabilities | 5,326,485 | 12,734,800 | 6,767 | 544,842 | **18,612,894** |
| Net on balance sheet position | (2,240,302) | 2,598,240 | (2,529) | (385,529) | **(30,120)** |
| Net off balance sheet position | 2,479,781 | (2,524,567) | 1,561 | 252,262 | **209,037** |
| Non-cash loans | 450,154 | 782,431 | 1,994 | 10,245 | **1,244,824** |

(*) Of the "other FC" total assets amounting TL317,968, TL264,782 is in English Pounds and TL45,741 in Swiss Francs. Of the total liabilities amounting TL581,200, TL414,591 is in English Pounds and TL74,663 in Swiss Francs.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## VI. INTEREST RATE RISK

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The Executive Risk Committee sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as: using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

### a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on reprising dates:

| 1- Current Period- 30 September 2004 | Up to 1 Month | 1 – 3 Months | 3 – 6 Months | 6 – 12 Months | 1 Year and Over | Demand | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey | - | - | - | - | - | 234,709 | **234,709** |
| Due from banks and other financial institutions (*) | 715,606 | 156,842 | - | 2,000 | - | 147,907 | **1,022,355** |
| Trading securities | 1,905 | 260,742 | 891,241 | 2,666,597 | 537,073 | 2 | **4,357,560** |
| Interbank money market placements | 453,600 | 33,264 | - | - | - | - | **486,864** |
| Available-for-sale securities | 523,918 | 2,470,724 | 1,236,403 | 3,871,228 | 2,146,059 | 15,872 | **10,264,204** |
| Loans | 5,060,278 | 2,097,439 | 2,085,935 | 1,465,771 | 1,165,046 | - | **11,874,469** |
| Held-to-maturity securities | - | 322,382 | - | - | - | - | **322,382** |
| Other assets | 2,013,732 | 538,502 | 94,794 | 240,452 | 331,770 | 1,171,253 | **4,390,503** |
| **Total assets** | **8,769,039** | **5,879,895** | **4,308,373** | **8,246,048** | **4,179,948** | **1,569,743** | **32,953,046** |
| | | | | | | | |
| **Liabilities** | | | | | | | |
| Bank deposits(*) | 762,369 | 312,106 | 14,116 | 8,000 | - | 52,903 | **1,149,494** |
| Other deposits | 10,342,870 | 3,317,864 | 892,497 | 799,423 | 182,980 | 3,526,681 | **19,062,315** |
| Funds from interbank money market | 814,466 | 581 | 188,783 | - | - | - | **1,003,830** |
| Miscellaneous payables | - | - | - | - | - | 105,988 | **105,988** |
| Marketable securities issued | - | - | - | - | - | - | - |
| Funds borrowed | 618,200 | 2,976,262 | 769,842 | 382,661 | 3,734 | - | **4,750,699** |
| Other liabilities and shareholders' equity | 79,111 | 89,586 | 52,387 | 32,627 | 107,696 | 6,519,313 | **6,880,720** |
| **Total liabilities and shareholders' equity** | **12,617,016** | **6,696,399** | **1,917,625** | **1,222,711** | **294,410** | **10,204,885** | **32,953,046** |
| | | | | | | | |
| **Balance sheet interest sensitivity gap** | **(3,847,977)** | **(816,504)** | **2,390,748** | **7,023,337** | **3,885,538** | **(8,635,142)** | - |
| Off-balance sheet interest sensitivity gap(*) | 9,754 | 251 | 7,664 | 7,012 | 68 | - | **24,749** |
| **Total interest sensitivity gap** | **(3,838,223)** | **(816,253)** | **2,398,412** | **7,030,349** | **3,885,606** | **(8,635,142)** | **24,749** |

(*)This balance represents the interest rate sensitivity of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## VI. INTEREST RATE RISK (Continued)

| 2- Prior Period 31 December 2003 | Up to 1 Month | 1 – 3 Months | 3 – 6 Months | 6 – 12 Months | 1 Year and Over | Demand | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey | - | - | - | - | - | 233,585 | **233,585** |
| Due from banks and other financial institutions | 754,640 | 54,519 | - | - | - | 207,003 | **1,016,162** |
| Trading securities | 597,404 | 1,147,454 | 710,307 | 1,133,903 | 3,771,551 | 24 | **7,360,643** |
| Interbank money market placements | 433,809 | - | - | - | - | - | **433,809** |
| Available-for-sale securities | 844,286 | 999,455 | 694,208 | 2,663,497 | 2,117,990 | 13,484 | **7,332,920** |
| Loans | 2,824,587 | 1,339,454 | 2,572,370 | 1,524,967 | 1,268,058 | - | **9,529,436** |
| Held-to-maturity securities | - | - | 704,821 | - | - | - | **704,821** |
| Other assets | 2,280,245 | 423,053 | 1,020,487 | 629,318 | 158,213 | 1,107,856 | **5,619,172** |
| **Total assets** | **7,734,971** | **3,963,935** | **5,702,193** | **5,951,685** | **7,315,812** | **1,561,952** | **32,230,548** |
| | | | | | | | |
| **Liabilities** | | | | | | | |
| Bank deposits | 995,779 | 344,231 | 15,968 | 1,540 | - | 105,207 | **1,462,725** |
| Other deposits | 9,969,483 | 3,320,449 | 1,150,256 | 1,408,332 | 104,002 | 3,467,308 | **19,419,830** |
| Funds from interbank money market | 658,570 | 413 | 68 | - | - | - | **659,051** |
| Miscellaneous payables | - | - | - | - | - | 114,869 | **114,869** |
| Marketable securities issued | - | - | - | - | - | - | **-** |
| Funds borrowed | 1,203,240 | 2,144,953 | 333,742 | 301,813 | 3,901 | - | **3,987,649** |
| Other liabilities and shareholders' equity | 175,443 | 35,228 | 36,169 | 35,640 | 159,151 | 6,144,793 | **6,586,424** |
| **Total liabilities and shareholders' equity** | **13,002,515** | **5,845,274** | **1,536,203** | **1,747,325** | **267,054** | **9,832,177** | **32,230,548** |
| | | | | | | | |
| **Balance sheet interest sensitivity gap** | **(5,267,544)** | **(1,881,339)** | **4,165,990** | **4,204,360** | **7,048,758** | **(8,270,225)** | **-** |
| Off-balance sheet interest sensitivity gap(*) | 49,181 | 19,707 | 3,048 | 78,288 | (2) | - | **150,222** |
| **Total interest sensitivity gap** | **(5,218,363)** | **(1,861,632)** | **4,169,038** | **4,282,648** | **7,048,756** | **(8,270,225)** | **150,222** |

(*)This balance represents the interest rate sensitivity of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

### b. Effective average interest rates for monetary financial instruments:

| 1- Current Period- 30 September 2004 | EURO | USD | Yen | TL |
|---|---|---|---|---|
| **Assets** | % | % | % | % |
| Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey | 0.97 | 0.80 | - | 12.50 |
| Due from banks and other financial institutions | 2.07 | 1.79 | - | 23.62 |
| Trading securities | 9.44 | 5.36 | - | 24.97 |
| Interbank money market placements | - | 1.21 | - | - |
| Available-for-sale securities | 3.81 | 6.35 | - | 28.15 |
| Loans | 4.03 | 5.93 | 4.42 | 28.88 |
| Held-to-maturity securities | - | 11.06 | - | - |
| **Liabilities** | | | | |
| Bank deposits | 2.90 | 2.50 | - | 24.66 |
| Other deposits | 2.44 | 2.23 | 0.50 | 17.15 |
| Funds from interbank money market | - | 2.87 | - | 19.36 |
| Miscellaneous payables | - | - | - | - |
| Marketable securities issued | - | - | - | - |
| Funds borrowed | 2.62 | 3.38 | - | 18.13 |
| | | | | |

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## VI. INTEREST RATE RISK (Continued)

| 2- Prior Period - 31 December 2003 | EURO | USD | Yen | TL |
|---|---|---|---|---|
| **Assets** | % | % | % | % |
| Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey | 0.80 | 0.41 | - | 16.00 |
| Due from banks and other financial institutions | 2.24 | 0.97 | - | 26.40 |
| Trading securities | 9.16 | 5.73 | - | 61.24 |
| Interbank money market placements | - | 0.62 | - | - |
| Available-for-sale securities | 9.22 | 7.50 | - | 34.61 |
| Loans | 4.13 | 5.82 | - | 43.20 |
| Held-to-maturity securities | - | 10.35 | - | - |
| **Liabilities** | | | | |
| Bank deposits | 2.83 | 2.56 | - | 26.65 |
| Other deposits | 2.46 | 2.25 | - | 22.49 |
| Funds from interbank money market | - | - | - | 24.13 |
| Miscellaneous payables | - | - | - | - |
| Marketable securities issued | - | - | - | - |
| Funds borrowed | 2.69 | 2.85 | - | 25.31 |

Average interest rates given in the table above are the weighted average rates of the related balance sheet item.

## VII. LIQUIDITY RISK

Liquidity risk arises from mismatching of maturities of assets and liabilities. The Bank balances the maturities of the related assets and liabilities according to specific criterion and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds sufficient amount of short term funds. The Executive Risk Committee sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations.

The most important funding resources of the Bank are the equity capital which is mainly placed in interest earning assets, the diversified and steady deposit base and the long term funds borrowed from international institutions. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of great portion of deposits are renewed which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## VIII. LIQUIDITY RISK (Continued)

### Breakdown of assets and liabilities according to their outstanding maturities:

| | Demand | Up to 1 month | 1-3 Months | 3-6 Months | 6-12 months | 1 year and over | Unclassified (*) | Total |
|---|---|---|---|---|---|---|---|---|
| **Current Period - 30 September 2004** | | | | | | | | |
| **Assets** | | | | | | | | |
| Cash (cash in vault, effectives, cash in transit, cheques purchased) and Balances with the Central Bank of Turkey | 234,709 | - | - | - | - | - | - | **234,709** |
| Due from banks and other financial institutions | 147,907 | 715,606 | 156,842 | - | 2,000 | - | - | **1,022,355** |
| Trading securities | 2 | 1,851 | 210,346 | 888,314 | 2,716,625 | 540,422 | - | **4,357,560** |
| Interbank money market placements | - | 453,600 | 33,264 | - | - | - | - | **486,864** |
| Available-for-sale securities | 15,872 | 35 | 840,218 | 205,784 | 4,198,873 | 5,003,422 | - | **10,264,204** |
| Loans | - | 2,782,110 | 2,108,105 | 1,258,609 | 2,109,867 | 3,615,778 | - | **11,874,469** |
| Held-to-maturity securities | - | - | - | - | - | 322,382 | - | **322,382** |
| Other assets | 1,742,217 | 219,394 | 108,190 | 112,288 | 281,679 | 778,882 | 1,147,853 | **4,390,503** |
| **Total assets** | **2,140,707** | **4,172,596** | **3,456,965** | **2,464,995** | **9,309,044** | **10,260,886** | **1,147,853** | **32,953,046** |
| | | | | | | | | |
| **Liabilities** | | | | | | | | |
| Bank deposits | 52,903 | 762,369 | 312,106 | 14,116 | 8,000 | - | - | **1,149,494** |
| Other deposits | 3,526,681 | 10,342,870 | 3,317,864 | 892,497 | 799,423 | 182,980 | - | **19,062,315** |
| Funds from interbank money market | - | 814,466 | 581 | 188,783 | - | - | - | **1,003,830** |
| Funds borrowed | - | 61,340 | 945,225 | 590,965 | 1,275,283 | 1,877,886 | - | **4,750,699** |
| Marketable securities issued | - | - | - | - | - | - | - | **-** |
| Miscellaneous payables | - | 105,988 | - | - | - | - | - | **105,988** |
| Other liabilities (**) | 9,965 | 432,400 | 236,141 | 38,052 | 35,703 | 315,807 | 5,812,652 | **6,880,720** |
| **Total liabilities and shareholders' equity** | **3,589,549** | **12,519,433** | **4,811,917** | **1,724,413** | **2,118,409** | **2,376,673** | **5,812,652** | **32,953,046** |
| | | | | | | | | |
| Net liquidity gap | **(1,448,842)** | **(8,346,837)** | **(1,354,952)** | **740,582** | **7,190,635** | **7,884,213** | **(4,664,799)** | **-** |
| | | | | | | | | |
| **Prior Period-31 December 2003** | | | | | | | | |
| Total assets | 2,127,638 | 4,404,467 | 2,548,659 | 3,210,730 | 7,489,164 | 11,363,889 | 1,086,001 | **32,230,548** |
| Total liabilities | 3,572,517 | 12,388,701 | 4,066,567 | 1,722,032 | 3,129,762 | 1,838,586 | 5,512,383 | **32,230,548** |
| | | | | | | | | |
| Net liquidity gap | **(1,444,879)** | **(7,984,234)** | **(1,517,908)** | **1,488,698** | **4,359,402** | **9,525,303** | **(4,426,382)** | **-** |

(*) Assets that are necessary for banking activities and that can not be liquidated in a short term, such as fixed and intangible assets, investments, subsidiaries, stationary, pre-paid expenses, loans under follow-up, are classified in this column.
(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unclassified" column.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

# SECTION FIVE
# INFORMATION AND DISCLOSURES RELATED TO THE FINANCIAL STATEMENTS

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS

### a. Information related to the account of the Central Bank of Turkey:

| | Current Period 30 Sepember 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC* | TL | FC* |
| Demand unrstricted amount | 4,831 | 29 | 76 | 2,570 |
| Time unrestricted amount | - | - | - | - |
| **Total** | **4,831** | **29** | **76** | **2,570** |

(*) Foreign Currency

### b. Additional information on trading securities, in net amounts:

1. Information related to trading securities given as collateral or blocked:
   Trading securities given as collateral or blocked are composed of foreign currency government bonds.

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC* | TL | FC* |
| Share certificates | - | - | - | - |
| Government bonds, treasury bills and similar investment securities | - | 219,124 | 80,015 | 182,679 |
| Other | - | - | - | - |
| **Total** | - | **219,124** | **80,015** | **182,679** |

(*) Foreign Currency

2. Trading securities subject to repurchase agreements:

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC* | TL | FC* |
| Government bonds | - | 199,623 | - | - |
| Treasury bills | - | - | - | - |
| Other public debt securities | - | - | - | - |
| Bank bonds and bank guaranteed bonds | - | - | - | - |
| Asset backed securities | - | - | - | - |
| Other | - | - | - | - |
| **Total** | - | **199,623** | - | - |

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

### c. Information on investment securities available-for-sale:

1. Types of investment securities available-for-sale:

   Investment securities available-for-sale are composed of TL and FC government bonds, TL treasury bills and share certificates of institutions that the Bank has less than 10% share.

2. Information on investment securities available-for-sale:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Debt securities | 10,248,332 | 7,319,435 |
| Quoted in a stock exchange | 6,930,399 | 5,000,269 |
| Not quoted (*) | 3,317,933 | 2,319,166 |
| Share certificates | 59,604 | 57,277 |
| Quoted in a stock exchange | 54,454 | 52,584 |
| Not quoted | 5,150 | 4,693 |
| Impairment provision (-) | (43,732) | (43,792) |
| **Total** | **10,264,204** | **7,332,920** |

(*) Not traded on the balance sheet date, although quoted on a stock exchange.

3. Characteristics of investment securities available-for-sale given as collateral and their carrying value:

   Investment securities available-for-sale given as collateral are composed of TL and foreign currency government bonds. The sum of the acquisition cost amounting TL1,263,864 and the interest accruals amounting TL251,045 is the carrying value of these securities, TL1,514,909 (31 December 2003: TL1,166,199).

4. Investment securities available-for-sale given as collateral or blocked are stated with their acquisition costs:

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC* | TL | FC* |
| Share certificates | - | - | - | - |
| Bond, T-bill and similar investment securities | 776,452 | 487,412 | 454,258 | 503,035 |
| Other | - | - | - | - |
| **Total** | **776,452** | **487,412** | **454,258** | **503,035** |

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

5. Investment securities available-for-sale subject to repurchase agreements are stated with their acquisition costs:

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC* | TL | FC* |
| Government bonds | 688,055 | - | 605,860 | - |
| Treasury bills | - | - | - | - |
| Other debt securities | - | - | - | - |
| Bank bonds and bank guaranteed bonds | - | - | - | - |
| Asset backed securities | - | - | - | - |
| Other | - | - | - | - |
| **Total** | **688,055** | - | **605,860** | - |

(*) Foreign Currency

### d. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | Cash Loans | Non-cash loans | Cash Loans | Non-cash loans |
| Direct loans granted to shareholders | 1,476 | 55,134 | 36,994 | 57,103 |
| Corporate shareholders | 1,476 | 55,134 | 36,994 | 57,103 |
| Real person shareholders | - | - | - | - |
| Indirect loans granted to shareholders | 298,036 | 317,265 | 227,368 | 310,575 |
| Loans granted to employees | 10,625 | - | 8,307 | - |
| **Total** | **310,137** | **372,399** | **272,669** | **367,678** |

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

| Cash Loans | Standard Loans and Other Receivables | | Loans and Other Receivables Under Close Monitoring | |
|---|---|---|---|---|
| | Loans and other receivables | Restructured or Rescheduled | Loans and other receivables | Restructured or Rescheduled |
| Non-specialized loans | 11,759,079 | - | 115,390 | - |
| Discount notes | 56,161 | - | - | - |
| Export loans | 1,407,939 | - | 993 | - |
| Import loans | - | - | - | - |
| Loans given to financial sector | 574,093 | - | - | - |
| International loans | 439,302 | - | - | - |
| Consumer loans | 2,831,867 | - | 45,039 | - |
| Credit cards | 1,239,948 | - | 63,647 | - |
| Precious metals loans (Gold , etc...) | - | - | - | - |
| Other | 5,209,769 | - | 5,711 | - |
| Specialized lending | - | - | - | - |
| Other receivables | - | - | - | - |
| **Total** | **11,759,079** | - | **115,390** | - |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

3. Information on consumer loans:

| | Short-term | Medium and long-term | Total | Accrued interest and income receivable |
|---|---|---|---|---|
| Consumer loans-TL | 532,428 | 2,261,564 | 2,793,992 | 29,901 |
| Real estate loans | 6,422 | 315,670 | 322,092 | 3,959 |
| Automotive loans | 180,130 | 1,583,289 | 1,763,419 | 19,325 |
| Consumer loans | 156,230 | 354,511 | 510,741 | 6,472 |
| Personnel loans | 2,517 | 8,094 | 10,611 | 145 |
| Other consumer loans | 187,129 | - | 187,129 | - |
| Consumer loans- Indexed to FC | 3,532 | 79,382 | 82,914 | 342 |
| Real estate loans | 886 | 30,334 | 31,220 | 195 |
| Automotive loans | 2,567 | 48,673 | 51,240 | 146 |
| Consumer loans | 79 | 361 | 440 | 1 |
| Personnel loan | - | 14 | 14 | - |
| Other consumer loans | - | - | - | - |
| Credit cards | 1,303,595 | - | 1,303,595 | 43,363 |
| **Total consumer loans** | **1,839,555** | **2,340,946** | **4,180,501** | **73,606** |

4. Domestic and foreign loans: Loans are classified according to the locations where the customers are active:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Domestic loans | 11,435,167 | 9,030,036 |
| Foreign loans | 439,302 | 499,400 |
| **Total** | **11,874,469** | **9,529,436** |

5. Loans granted to subsidiaries and investments:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Direct loans granted to subsidiaries and investments | 15,051 | 8,403 |
| Indirect loans granted to subsidiaries and investments | - | - |
| **Total** | **15,051** | **8,403** |

6. Specific provisions provided against loans:

| Specific provisions | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Loans and receivables with limited collectibility | 42,395 | 13,157 |
| Loans and receivables with doubtful collectibility | 2,342 | 1,447 |
| Uncollectible loans and receivables | 107,833 | 106,255 |
| **Total** | **152,570** | **120,859** |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

7. Information on loans and other receivables included in loans under follow-up account (Net):

7(i). Information on loans and other receivables restructured or rescheduled and classified under follow-up accounts: None.

7(ii). The movement of loans and other receivables under follow-up:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and receivables with limited collectibility | Loans and receivables with doubtful collectibility | Uncollectible loans and receivables |
| Prior period end balance: 31 December 2003 | 13,157 | 1,447 | 106,255 |
| Additions (+) | 86,652 | 2,476 | 825 |
| Transfers from other categories of loans under follow-up (+) | - | 38,917 | 39,230 |
| Transfers to other categories of loans under follow-up (-) | 38,917 | 39,230 | - |
| Collections (-) | 16,463 | 1,131 | 24,599 |
| Monetary loss (-) | 1,971 | 130 | 8,389 |
| Write-offs (-) | 63 | 7 | 5,489 |
| Current period end balance | 42,395 | 2,342 | 107,833 |
| Specific provision (-) | 42,395 | 2,342 | 107,833 |
| Net balance on balance sheet | - | - | - |

7(iii). Information on foreign currency loans and other receivables under follow-up:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and receivables with limited collectibility | Loans and receivables with doubtful collectibility | Uncollectible loans and receivables |
| Current Period: 30 September 2004 | | | |
| Period end balance | 477 | 653 | 32,962 |
| Specific provision (-) | 477 | 653 | 32,962 |
| Net Balance on balance sheet | - | - | - |
| Prior period: 31 December 2003 | | | |
| Period end balance | 669 | 128 | 43,464 |
| Specific provision (-) | 669 | 128 | 43,464 |
| Net Balance on balance sheet | - | - | - |

8. The policy followed-up for the collection of uncollectible loans and other receivables:

Uncollectible loans and other receivables are tried to be liquidated through the collection of collaterals and legal procedures.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

### e. Information on investment securities held-to-maturity (Net):

1. Information on investment securities held-to-maturity:

As of 30 September 2004, the entire investment securities held-to-maturity is composed of foreign currency indexed government bonds.

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Debt securities | 322,382 | 704,821 |
| Quoted in a stock exchange | - | - |
| Not quoted (*) | 322,382 | 704,821 |
| Impairment provision (-) | - | - |
| **Total** | **322,382** | **704,821** |

(*)Not traded on the balance sheet date, although quoted on the stock exchange.

2. The movement of investment securities held-to-maturity:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Beginning balance | 704,821 | 840,771 |
| Monetary loss | (60,056) | (102,880) |
| Purchases during year | - | - |
| Disposals through sales and redemptions (*) | (322,383) | (33,070) |
| Impairment provision | - | - |
| **Period end balance** | **322,382** | **704,821** |

(*)The amount "disposals through sales and redemptions" represents entirely the disposals from the redeemed securities at maturity; there are no disposals through sales.

3(i). Information on accounts in which investment securities held-to-maturity recorded:

| | Current Period 30 September 2004 | | | | Prior Period 31 December 2003 | | | |
|---|---|---|---|---|---|---|---|---|
| | Historical Cost | | Valuation | | Historical Cost | | Valuation | |
| Investment securities held-to-maturity | TL | FC(*) | TL | FC(*) | TL | FC(*) | TL | FC(*) |
| Given as collateral or blocked | 322,382 | - | 532,461 | - | 283,488 | - | 413,919 | - |
| Subject to repo transactions | - | - | - | - | - | - | - | - |
| Held for structural position | - | - | - | - | - | - | - | - |
| Receivables from securities lending | - | - | - | - | - | - | - | - |
| Collaterals on securities lending | - | - | - | - | - | - | - | - |
| Other | - | - | - | - | 421,333 | - | 633,322 | - |
| **Total** | **322,382** | - | **532,461** | - | **704,821** | - | **1,047,241** | - |

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

3(ii). Main features of investment securities held-to-maturity given as collateral or blocked:

All the investment securities held-to-maturity given as collateral are composed of foreign currency indexed government bonds.

Investment securities held-to-maturity given as collateral or blocked:

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC(*) | TL | FC(*) |
| Treasury bills | - | - | - | - |
| Bonds and similar investment securities | 322,382 | - | 283,488 | - |
| Other | - | - | - | - |
| **Total** | **322,382** | - | **283,488** | - |

(*)Foreign Currency

3(iii). Investment securities held-to-maturity subject to repurchase transactions: None.

3(iv). Investment securities held-to-maturity held for structural position: None.

### f. Information on investments (Net):

1. Accounting method used for the valuation of investments: Disclosed in Note II of Section 3.

2. Movement schedule of investments:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Balance at the beginning of the period | 212,244 | 228,473 |
| Movements during the period | | |
| Purchases (*) | 2,784 | - |
| Free shares obtained from current year's profit | - | - |
| Dividends from current year profit | - | - |
| Sales/liquidations | (1,570) | - |
| Revaluation increase | - | - |
| Value increase/(decrease) | 949 | 4,167 |
| Foreign exchange/inflation difference | (1,819) | (20,396) |
| Balance at the end of the period | 212,588 | 212,244 |
| Capital commitments | - | - |
| Share percentage at the end of the period (%) | - | - |

(*)As of 30 September 2004, "purchases" fully shows the capital injections.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

3. Valuation of investments:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Valuation with cost (*) | 201,338 | 204,727 |
| Valuation with fair value | 11,250 | 7,517 |
| Valuation with equity method (**) | - | - |

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation with the equity method is not used.

4. Investments quoted on a stock exchange:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Quoted to domestic stock exchanges | 11,250 | 7,517 |
| Quoted to international stock exchanges | - | - |

5. Information on investments sold in the current period:

| Description | Sale Price | Market or Stock Exchange Value at Sale Date | Cash / Installment |
|---|---|---|---|
| 1-Bimsa Uluslararası İş, Bilgi ve Yönetim Sistemleri A.Ş. | 418 | 418 | Cash |

6. Investments purchased in the current period: None

**g. Information on subsidiaries (Net):**

1. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section 3.

2. Movement schedule of subsidiaries :

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Balance at the beginning of the period | 204,908 | 154,034 |
| Movements during the period | | |
| Purchases(**) | - | 52,421 |
| Free shares obtained | - | 5,529 |
| Dividends from current year income | - | - |
| Sales/liquidations (*) | - | (6,830) |
| Revaluation increase | - | - |
| Impairment provision | - | - |
| Currency translation differences arising from foreign investments | (4,203) | (246) |
| Balance at the end of the period | 200,705 | 204,908 |
| Capital commitments | - | - |
| Share percentage at the end of the period (%) | - | - |

(*) Amounts for Ak Ödeme Sistemleri A.Ş. and Aknet Bilgi İşlem San. ve Tic. A.Ş.which were liquidated in 2003.
(**) As of 31 December 2003, "purchases" fully shows the capital injections.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

3. Valuation of subsidiaries:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Valuation with cost (*) | 200,705 | 204,908 |
| Valuation with fair value | - | - |
| Valuation with equity method (**) | - | - |

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation with the equity method is not used.

4. Subsidiaries quoted on a stock exchange: None.

5. Information on subsidiaries sold in the current period: None.

6. Subsidiaries purchased in the current period: None

**h. Information on finance lease receivables (Net):** None.

**i. Information on accrued interest and income receivables:**

1. Information on accrued interest and income receivables:

| Accrued interest and income receivables | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC(*) | TL | FC(*) |
| Interest receivables | 27,976 | 500 | 12,823 | 130 |
| Interest accruals | 89,080 | 55,567 | 129,073 | 45,342 |
| Loan commissions and other income receivables | - | - | - | - |
| Loan commissions and other income accruals | 355 | 63 | 214 | 44 |
| **Total** | **117,411** | **56,130** | **142,110** | **45,516** |

(*)Foreign Currency

2. Information on other accrued interest and income receivables:

| Other accrued interest and income | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC(*) | TL | FC(*) |
| Trading securities | 13,318 | 160,451 | 843,386 | 221,906 |
| Investment securities available-for-sale | 717,970 | 93,961 | 920,124 | 55,168 |
| Investment securities held-to-maturity | 210,079 | - | 342,420 | - |
| Interest accruals of reverse repo transactions | - | - | - | - |
| Interest accruals of reserve deposits | 14,171 | 2,506 | 16,664 | 2,123 |
| Income accruals of financial derivative instruments | 730 | 29,808 | 566 | 208,490 |
| Interest and income accruals | - | 8,735 | - | 6,455 |
| Income accrual of foreign exchange gains | 730 | 21,073 | 566 | 202,035 |
| Income accruals of factoring receivables | - | - | - | - |
| Other | 47 | 644 | 35 | 2,336 |
| **Total** | **956,315** | **287,370** | **2,123,195** | **490,023** |

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## I. INFORMATION AND DISCLOSURES RELATED TO ASSETS (Continued)

### j. Information related with other assets:

1. As of 30 September 2004, the Bank has no "deferred tax assets".

   There are no carryforward tax losses that can be used as deductions for the tax calculation. The temporary differences arising due to the different treatment of accounting policies and valuation principles, compared to the tax law, give rise to deferred tax assets and deferred tax liabilities; and this is accounted as "net deferred tax liabilities" in other liabilities.

2. Other assets amount to TL122,711 (31 December 2003: TL35,338) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

## II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES

### a. Information about deposits:

1. Information on maturity structure of the deposits:

   1(i). Current Period-30 September 2004:

| | Demand | With 7 days notification | Up to 1 month | 1-3 months | 3-6 months | 6 months-1 year | 1 year and over |
|---|---|---|---|---|---|---|---|
| Saving deposits | 546,199 | - | 1,695,123 | 2,055,277 | 307,287 | 482,494 | 90,561 |
| Foreign currency deposits | 1,857,172 | - | 1,710,520 | 4,869,256 | 2,157,157 | 826,298 | 630,316 |
| Residents in Turkey | 1,823,574 | - | 1,657,736 | 4,662,540 | 1,995,732 | 487,237 | 242,182 |
| Residents abroad | 33,598 | - | 52,784 | 206,716 | 161,425 | 339,061 | 388,134 |
| Public sector deposits | 17,598 | - | 41 | - | 101 | | - |
| Commercial deposits | 976,591 | - | 164,629 | 240,468 | 20,046 | 107,624 | 143,568 |
| Other institutions deposits | 129,121 | - | 6,395 | 7,238 | 1,808 | 18,731 | 696 |
| Gold vault | - | - | - | - | - | - | - |
| Bank deposits | 52,903 | - | 762,369 | 312,106 | 14,116 | 8,000 | - |
| Central Bank of Turkey | - | - | - | - | - | - | - |
| Domestic Banks | 857 | - | 12,445 | - | 4,000 | 8,000 | - |
| Foreign Banks | 5,417 | - | 749,924 | 312,106 | 10,116 | - | - |
| Special financial institutions | 46,629 | - | - | - | - | - | - |
| Other | - | - | - | - | - | - | - |
| **Total** | **3,579,584** | - | **4,339,077** | **7,484,345** | **2,500,515** | **1,443,147** | **865,141** |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

1(ii). Prior period-31 December 2003:

| | Demand | With 7 days notification | Up to 1 month | 1-3 months | 3-6 months | 6 months-1 year | 1 year and over |
|---|---|---|---|---|---|---|---|
| Saving deposits | 467,514 | - | 1,430,063 | 1,830,392 | 538,104 | 466,066 | 109,019 |
| Foreign currency deposits | 2,022,165 | - | 1,672,394 | 5,217,443 | 2,167,250 | 1,129,463 | 793,470 |
| Residents in Turkey | 1,989,581 | - | 1,547,482 | 5,115,095 | 1,897,637 | 619,084 | 246,280 |
| Residents abroad | 32,584 | - | 124,912 | 102,348 | 269,613 | 510,379 | 547,190 |
| Public sector deposits | 14,719 | - | 13 | - | 10 | - | - |
| Commercial deposits | 846,134 | - | 204,224 | 146,922 | 13,619 | 8,649 | 104,236 |
| Other institutions deposits | 116,776 | - | 8,343 | 38,283 | 2,956 | 70,849 | 754 |
| Gold vault | - | - | - | - | - | - | - |
| Bank deposits | 105,207 | - | 441,909 | 539,461 | 295,162 | 79,446 | 1,540 |
| Central Bank of Turkey | - | - | - | - | - | - | - |
| Domestic banks | 725 | - | 214,899 | - | 2,186 | 2,186 | - |
| Foreign banks | 41,720 | - | 227,010 | 539,461 | 292,976 | 77,260 | 1,540 |
| Special financial institutions | 62,762 | - | - | - | - | - | - |
| Other | - | - | - | - | - | - | - |
| **Total** | **3,572,515** | - | **3,756,946** | **7,772,501** | **3,017,101** | **1,754,473** | **1,009,019** |

2. Information on the guarantee of Saving Deposits Insurance Fund:

2(i). Information on saving deposits under the guarantee of saving deposit insurance fund and exceeding the limit of deposit insurance fund:

| | Under the guarantee of deposit insurance | | Exceeding the limit of insurance deposit | |
|---|---|---|---|---|
| **Saving Deposits** | Current Period 30 September 2004 | Prior Period 31 December 2003 | Current Period 30 September 2004 | Prior Period 31 December 2003 |
| Saving deposits | 3,173,934 | 4,841,158 | 2,003,007 | - |
| Foreign currency saving deposits | 4,668,456 | 10,054,665 | 4,909,720 | - |
| Other deposits in the form of saving deposits | - | - | - | - |
| Foreign branches' deposits under foreign authorities' insurance | 782,341 | 1,054,181 | - | - |
| Off-shore banking regions' deposits under foreign authorities' insurance | - | - | - | - |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Foreign branches' saving deposits | - | - |
| Off-shore banking regions' saving deposits | - | - |

Saving deposits in the foreign branches are not under the guarantee of Saving Deposits Insurance Fund; they are guaranteed according to their local legal requirements. As seen in the above table, the Bank does not have any foreign branch-saving deposits which are not under guarantee.

### b. Information on funds provided from repurchase agreement transactions:

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC(*) | TL | FC(*) |
| From domestic transactions | 814,784 | - | 657,193 | - |
| Financial institutions and organizations | 450,000 | - | 136,643 | - |
| Other institutions and organizations | 217,971 | - | 310,426 | - |
| Real persons | 146,813 | - | 210,124 | - |
| From foreign transactions | 330 | 188,716 | 1,858 | - |
| Financial institutions and organizations | 66 | 188,716 | 1,842 | - |
| Other institutions and organizations | 204 | - | - | - |
| Real persons | 60 | - | 16 | - |
| **Total** | **815,114** | **188,716** | **659,051** | - |

(*) Foreign Currency

### c. Information on borrowings:

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC(*) | TL | FC(*) |
| Short-term | 59,031 | 2,569,774 | 36,417 | 2,277,452 |
| Medium and long-term | - | 2,121,894 | - | 1,673,780 |
| **Total** | **59,031** | **4,691,668** | **36,417** | **3,951,232** |

(*) Foreign Currency

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized loans, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

**d. Information on marketable securities issued:** None.

**e. Information on funds:** None.

**f. Information on miscellaneous payables:**

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Total amount of cash collateral obtained | 1,395 | 1,319 |

The cash collaterals obtained are related with loans given.

**g. Other liabilities:**

**1.** As of 30 September 2004, the Bank's "net deferred tax liabilities" is TL7,793.

**2.**Other liabilities amounts to TL393,111 (31 December 2003: TL197,486) and does not exceed 10% of the total liabilities excluding off-balance sheet commitments.

**h. Information on financial leasing:**

Liabilities incurred due to financial leasing agreements:

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | Gross | Net | Gross | Net |
| Less than 1 Year | 5,619 | 5,202 | 6,257 | 5,284 |
| Between 1-4 Years | 2,110 | 2,006 | 6,852 | 6,313 |
| More than 4 Years | - | - | - | - |
| **Total** | **7,729** | **7,208** | **13,109** | **11,597** |

**i. Information on accrued interest and expenses payable:**

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC(*) | TL | FC(*) |
| Accrued interest on deposits | 156,086 | 38,788 | 109,369 | 45,215 |
| Accrued interest on borrowings | 2,701 | 19,052 | 2,276 | 20,578 |
| Accrued interest on bonds | - | - | - | - |
| Accrued interest on repurchase agreement transactions | 500 | 466 | 567 | - |
| Accrued interest on financial derivative instruments | 601 | 200 | 4,004 | 486 |
| Accrued interest and expense | - | 200 | - | 486 |
| Foreign exchange losses accrued | 601 | - | 4,004 | - |
| Accrued interest on factoring payables | - | - | - | - |
| Other interest and expense accruals | 36,332 | 47,774 | 74,401 | 14,188 |
| **Total** | **196,220** | **106,280** | **190,617** | **80,467** |

(*) Foreign currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

### j. Information on general provisions and subordinated loans:

1. Information on general provisions:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| General Provisions | 72,335 | 56,897 |
| Provisions for first group loans and receivables | 49,131 | 38,560 |
| Provisions for second group loans and receivables | 577 | 280 |
| Provisions for non cash loans | 14,509 | 10,249 |
| Others | 8,118 | 7,808 |

2. Information on other provisions:

2 (i). Information on provisions for possible risks:

The Bank's general reserve calculated on the basis of statistical analyses for consumer loans amounts to TL 47,415 (31 December 2003: TL69,752).

The Bank purchased foreign currency indexed government bonds with maturities of 3 to 5 years through the auction procedures in 2001 and valued them at 31 December 2001 with the market prices of the Eurobonds issued by the Turkish Undersecretariat of Treasury, in accordance with the Special Audit Communiqué and the Banking Act, Article 4. At 1 January 2002, the Bank started to value the mentioned securities with their amortised costs using the "Internal rate of return method". As of 31 December 2003, based on the prudency principle of AAR, these securities were valued, effective from their acquisition dates in accordance with the related regulations, with the "Internal rate of return method", and the resulting difference between the two methods was accounted under "Other Provisions" in the liabilities as at 30 September 2004, the related difference amounts to TL49,613 (31 December 2003: TL88,482).

2 (ii). The "other provisions" account amounts to TL111,509 (31 December 2003: TL174,974), and TL97,028 (31 December 2003: TL158,234) of this amount is the above mentioned provisions provided for the possible risks.

3. Information on subordinated loans:

| | Current Period 30 September 2004 | | Prior Period 31 December 2003 | |
|---|---|---|---|---|
| | TL | FC(*) | TL | FC(*) |
| From domestic banks | - | - | - | - |
| From other domestic institutions | - | - | - | - |
| From foreign banks | - | - | - | - |
| From other foreign institutions | - | 4,773 | - | 4,987 |
| **Total** | **-** | **4,773** | **-** | **4,987** |

(*) Foreign Currency

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

### k. Information on shareholders' equity:

1. Presentation of paid-in capital (nominal values, inflation unadjusted balances):

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Common stock | 1,500,000 | 1,200,000 |
| Preferred stock | - | - |

2. Amount of paid-in-capital, explanation about whether the registered share capital system is used, if so, the amount of registered share capital (nominal values, inflation unadjusted balances):

| Capital System | Paid-in capital | Ceiling |
|---|---|---|
| Registered share capital | 1,500,000 | 2,500,000 |

3. Information on share capital increases and their sources; other information on increased capital shares in current period (nominal values, inflation unadjusted balances):

| Date of capital incresase | Amount of capital increase | Cash | Reserves | Revaluation Fund |
|---|---|---|---|---|
| 31.05.2004 | 300,000 | - | 300,000 | - |

4. Information on share capital increases from revaluation funds during the current period: There is no share capital increase from the revaluation funds.

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: The Bank has no capital commitments in the mentioned periods.

6. The effects of anticipations based on the financial figures for prior periods about the Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for a considerably high free capital which provides funds for the liquid and high interest bearing assets. Considering all these points, the Banks's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES (Continued)

### l. Common stock issue premiums, shares and equity instruments:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Number of shares (thousand) | 1,500,000,000 | 1,200,000,000 |
| Preferred stock | - | - |
| Common stock issue premium | - | - |
| Common stock cancelling profit | - | - |
| Other equity instruments | - | - |
| Total common stock issue | 1,500,000,000 | 1,200,000,000 |

### m. Information on shareholders having more than 10% share percentage:

| Name/Commercial Title | Share Amounts (Nominal) | Share Percentage | Paid-in Capital | Unpaid Portion |
|---|---|---|---|---|
| Hacı Ömer Sabancı Holding A.Ş. | 493,016 | %32.87 | 493,016 | - |

## III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT

### a. Information on interest income:

1. Information on interest income received from associates and subsidiaries:

| | Current Period 30 September 2004 | Prior Period 30 September 2003 |
|---|---|---|
| Interests received from associates and subsidiaries | 724 | 906 |

2. Information on financial leasing income: None.

3. Interest received from reverse repurchase agreement transactions:

| | Current Period 30 September 2004 | | Prior Period 30 September 2003 | |
|---|---|---|---|---|
| | TL | FC(*) | TL | FC(*) |
| Interests received from reverse repurchase agreement transactions | 2 | - | 2,556 | - |

(*) Foreign Currency

### b. Information on interest expense:

1. Information on interest expense given to associates and subsidiaries:

| | Current Period 30 September 2004 | Prior Period 30 September 2003 |
|---|---|---|
| Interest paid to associates and subsidiaries | 947 | 803 |

2. Information on financial leasing expense:

| | Current Period 30 September 2004 | Prior Period 30 September 2003 |
|---|---|---|
| Financial leasing expenses | 456 | 710 |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT (Continued)

3. Maturity structure of the interest expense on deposits:

| Account name | Demand Deposits | Time Deposits Up to 1 Month | Up to 3 Months | Up to 6 Months | Up to 1 Year | More than 1 Year | Total |
|---|---|---|---|---|---|---|---|
| **TL** | | | | | | | |
| Bank deposits | 48 | - | - | 1,476 | 2,951 | - | 4,475 |
| Saving deposits | 6,454 | 275,670 | 309,850 | 71,660 | 134,043 | 24,329 | 822,006 |
| Public sector deposits | 102 | 1 | - | 1 | - | - | 104 |
| Commercial deposits | 3,421 | 8,194 | 11,971 | 998 | 5,358 | 7,147 | 37,089 |
| Other institutions deposits | 423 | 19,124 | 39,352 | 9,525 | - | 14,450 | 82,874 |
| Deposits with 7 days notification | - | - | - | - | - | - | - |
| Gold vault | - | - | - | - | - | - | - |
| Total TL | 10,448 | 302,989 | 361,173 | 83,660 | 142,352 | 45,926 | 946,548 |
| **FC** | | | | | | | |
| Foreign currency deposits | 115 | 25,128 | 100,415 | 45,958 | 21,072 | 13,714 | 206,402 |
| Bank deposits | 21 | 16,573 | 6,785 | 220 | - | - | 23,599 |
| Deposits with 7 days notification | - | - | - | - | - | - | - |
| Gold vault | - | - | - | - | - | - | - |
| Total FC | 136 | 41,701 | 107,200 | 46,178 | 21,072 | 13,714 | 230,001 |
| **Total** | **10,584** | **344,690** | **468,373** | **129,838** | **163,424** | **59,640** | **1,176,549** |

4. Interest given to repurchase agreement transactions:

| | Current Period 30 September 2004 | | Prior Period 30 September 2003 | |
|---|---|---|---|---|
| | TL | FC(*) | TL | FC(*) |
| Interests given to repurchase agreement transactions | 89,879 | 2,128 | 156,319 | - |

(*) Foreign Currency

On the income statement, interests given to repurchase agreement transactions are included in the "interest expense on money market transactions".

### c. Information related with other operating income:

There are no extraordinary items included in the other operating income.

### d. Provision expense related to loans and other receivables of the Bank:

| | Current Period 30 September 2004 | Prior Period 30 September 2003 |
|---|---|---|
| Specific provisions for loans and other receivables | 89,953 | 34,432 |
| Group III. loans and receivables | 86,652 | 33,534 |
| Group IV. loans and receivables | 2,476 | 393 |
| Group V. loans and receivables | 825 | 505 |
| General provision expenses | 20,599 | 9,579 |
| Possible risks provision expenses | - | - |
| Foreign exchange losses from foreign currency indexed loans | - | - |
| Marketable securities impairment expense | - | - |
| Trading securities | - | - |
| Available-for-sale securities | - | - |
| Impairment provision expense | - | - |
| Investments and associates | - | - |
| Subsidiaries | - | - |
| Joint ventures | - | - |
| Held to maturity securities | - | - |
| Other | - | - |
| **Total** | **110,552** | **44,011** |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT (Continued)

### e. The profit and loss from associates and subsidiaries:

1. The profit and loss from associates and subsidiaries:

| | Current Period (*) 30 September 2004 | Prior Period (*) 30 September 2003 |
|---|---|---|
| Income and loss from subsidiaries (+/-) | 17,639 | 4,183 |
| Income and loss from associates (+/-) | 12,423 | 4,390 |

(*) The dividend income received from subsidiaries and associates.

2. Bank's share in profit or loss from subsidiaries and associates that are accounted for using the equity method of accounting:

   Equity method is not used in any of the subsidiaries and associates mentioned in the unconsolidated financial statements.

3. The information on income and expense related with transactions made with real or legal persons within the same risk group of the Bank:

   Related information is disclosed in the note VI "Information and disclosures related to the Bank's risk group".

### f. Information on net income or loss for the period:

**1. Other operational expenses**

In accordance with the Uniform Chart of Accounts, the foreign exchange gains from foreign currency indexed securities are recorded to the "Interest income on marketable securities" account instead of "Foreign exchange gains" and the foreign exchange losses from the foreign currency indexed securities are recorded to "Other operating expenses". Thus, as of 30 September 2004, approximately TL104,000, essentially foreign exchange gains, has been booked as "Interest income on marketable securities" and as of 30 September 2003 approximately TL319,490, essentially foreign exchange loss has been booked as "Other operational expenses". Had these amounts been booked in the "Foreign exchange gains/losses" account, the Bank's "Net foreign exchange gains" would be TL8,104 at 30 September 2004 and "Net foreign exchange gains" would be TL123,151 at 30 September 2003

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT (Continued)

### 2. Tax provision:

Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base is stipulated by Law 5024 published on 30 December 2003 in the Official Gazette No. 25332. In accordance with the law, if the cumulative price increase in the Wholesale Price Index (WPI) is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of tax base. Also, in accordance with the law, if inflation accounting principles are used in the calculation and accounting of temporary tax during the year, inflation accounting principals must be applied for the following periods and year-end.

At 30 June 2004, since the conditions for the application of inflation accounting were realized, the Bank has calculated and accounted its tax provision in accordance with the inflation accounting principles. As a result,, inflation accounting principles have also been taken into consideration in the calculation of the tax provision at 30 September 2004.

### 3. Information on any change in the accounting estimates concerning the current period or consequent periods:

No material changes are expected in the accounting estimates of the Bank in subsequent periods.

## IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS

### a. Information on contingent liabilities:

1. Contingent liabilities related to joint ventures: None.

2. The accounting of contingent liabilities and assets is as follows:

For the contingent assets: the asset is recorded in the financial statements if the probability of occurrence for the condition is near certain; the asset is explained in the notes if the probability of occurrence is high.

For the contingent liabilities: if the probability of occurrence for the contingent liability is high and can be reliably measured, a provision is calculated and reflected in the financial statements. If the probability cannot be reliably measured, the commitment is explained in the notes. If the management does not expect any material loss as a result of these transactions or if the expected loss is very small, it is also explained in the notes.

Accordingly, the Bank has identified certain legal proceedings outstanding against the Bank as contingent liabilities and booked a provision in the amount of TL6,296 (31 December 2003 : TL9,042).

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS (Continued)

### b. Information related to off-balance sheet commitments:

1. Type and amount of irrevocable commitments: The commitments for credit card limits and cheque books amount to TL11,363,953 (31 December 2003 : TL8,111,288).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Bank has no probable losses arising from off-balance sheet items. Obligations arising from off-balance sheet are disclosed in "Off-balance sheet commitments".

   2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments:

| | | |
|---|---|---|
| Bank acceptances | : | 23,924 |
| Letters of credit | : | 783,212 |
| Other commitments and contingencies | : | 22,179 |
| Total | : | 829,315 |

   2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

| | | |
|---|---|---|
| Revocable letters of guarantee | : | 101,261 |
| Irrevocable letters of guarantee | : | 1,567,919 |
| Letters of guarantee given in advance | : | 94,830 |
| Guarantees given to customs | : | 178,156 |
| Other letters of guarantee | : | 95,568 |
| Total | : | 2,037,734 |

### c. Total amount of non-cash loans:

1. Total amount of non-cash loans:

| | Current Period 30 September 2004 | Prior Period 31 December 2003 |
|---|---|---|
| Guarantees given against cash loans | 91,033 | 116,349 |
| With maturity of 1 year or less than 1 year | 43,498 | 51,893 |
| With maturity of more than 1 year | 47,535 | 64,456 |
| Other non-cash loans | 2,776,016 | 2,023,309 |
| **Total** | **2,867,049** | **2,139,658** |

2. Pledges, mortgages and other restrictions, if any, on property and equipment; expenditure on property and equipment during construction, commitments for the purchase of property and equipment:

   There are no pledges, mortgages and other restrictions on property and equipment and there are no commitments for the purchase of property and equipment.

## IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS (Continued)

### d. Brief information on ratings carried out by international rating firms:

Fitch Ratings upgraded both the Bank's Long Term Turkish Lira Rating from "BB-"to "BB" as of 28 June 2004 and National Rating from "A+ (tur)" to "AA- (tur)" as of 29 June 2004. The Bank's Long Term Turkish Lira Rating is two points above the National Rating.

Fitch Ratings stated that Akbank received a rating that is two points higher than the National Rating due to its strong financial structure and its prudent management culture that has proved effective, even during the recent economic crises.

At 27 August 2004, Fitch Ratings upgraded both the Bank's Long Term Foreign Currency Rating and Long Term Turkish Lira Rating from "Stable" to "Positive".

At 30 September 2004, Moody's upgraded the Bank's Outlook for Foreign Currency Deposits from "B3" to "B2".

The recent ratings are as follows:

**FITCH RATINGS**

| | Rating | Outlook |
|---|---|---|
| **Foreign Currency Ratings** | | |
| Long-Term | B+ | Positive |
| Short-Term | B | |
| **Turkish Lira Ratings** | | |
| Long-Term | BB | Positive |
| Short-Term | B | |
| **National Rating** | | |
| Long-Term | AA- (tur) | Stable |
| **Individual Rating** | C | |
| **Support Rating** | 4 | |

**MOODY'S RATINGS**

| | Rating | Outlook |
|---|---|---|
| **Financial Strength Rating** | D+ | Positive |
| **Long-Term Foreign Currency Deposit Rating** | B2 | Stable |
| **Long-Term Domestic Currency Deposit Rating** | Baa2 | Stable |
| **Short-Term Domestic Currency Deposit Rating** | Prime-2 | Stable |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## V. INFORMATION AND DISCLOSURES RELATED TO STATEMENT OF CASH FLOWS

### a. Information about cash and cash equivalents:

1. Items included in cash and cash equivalents and the accounting policy used to determine these items:

   Cash and foreign currency and demand deposits in the banks including the Central Bank of Turkey are described as "Cash". Interbank money market placements and time deposits in the banks with original maturity of less than three months are described as "Cash equivalents".

2. The effect of any change in the accounting policy: None.

3. Reconciliation between the totals of cash and cash equivalents in the balance sheet and in the cash flow table given below:

   3(i). Cash and cash equivalents at the beginning of the period:

| | Current Period 30 September 2004 | Prior Period 30 September 2003 |
|---|---|---|
| **Cash** | **439,940** | **423,629** |
| Cash and foreign currency | 230,291 | 298,120 |
| Demand deposits in banks | 209,649 | 125,509 |
| **Cash equivalents** | **1,242,968** | **3,756,155** |
| Interbank money market | 433,809 | 2,356,848 |
| Time deposits in banks | 809,159 | 1,399,307 |
| **Total cash and cash equivalents** | **1,682,908** | **4,179,784** |

The total value reached as a result of transactions in the prior period is the total value of cash and cash equivalents for the beginning of the current period.

3(ii). Cash and cash equivalents at the end of period:

| | Current Period 30 September 2004 | Prior Period 30 September 2003 |
|---|---|---|
| **Cash** | **378,806** | **400,166** |
| Cash and foreign currency | 226,039 | 229,517 |
| Demand deposits in banks | 152,767 | 170,649 |
| **Cash equivalents** | **1,306,292** | **1,355,300** |
| Interbank money market | 486,864 | 502,499 |
| Time deposits in banks | 819,428 | 852,801 |
| **Total cash and cash equivalents** | **1,685,098** | **1,755,466** |

### b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, the demand and time deposits up to three months amounting to TL28,446 is not available for free use (31 December 2003: TL77,396).

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP

**a. Information on the volume of transaction relating to the bank's risk group, incomplete loan and deposit transactions and income and loss of the period:**

1. Current period-30 September 2004:

| Bank's risk group (*) | Associates and subsidiaries | | Direct and indirect shareholders of the Bank | | Other items that have been included in the risk group | |
|---|---|---|---|---|---|---|
| | Cash | Non-cash | Cash | Non-cash | Cash | Non-cash |
| Loans and other receivables | | | | | | |
| Balance at the beginning of the period | 1,454 | 25,750 | 264,362 | 367,678 | 24,864 | 12,717 |
| Balance at the end of the period | 15,051 | 75,972 | 299,512 | 372,399 | 1,910 | 2,841 |
| Interest and commission income received | 724 | 49 | 22,795 | 628 | 1,343 | 17 |

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".

The counterparty basis breakdown of cash loans granted to related parties is given in the table below. As can be seen from the table, a significant portion of the related party loans is granted to joint ventures with foreign partners. Companies with foreign partners and shares in foreign partnership can also be observed in the table.

| **Related Party Name** | Loan amount 30 September 2004 | Loan amount 31 Dec. 2003 | Major foreign partner, if any | % of foreign ownership, if any |
|---|---|---|---|---|
| Carrefour Sabancı Tic. Merkezi A.Ş. | 5,662 | 7,344 | Carrefour | 60 |
| Brüt | 193,914 | 320,445 | | |
| Eksi: Mevduat blokajı teminatı | (188,252) | (313,101) | | |
| Gıdasa Sabancı Gıda San. ve Tic. A.Ş. | 56,755 | 11,342 | - | - |
| Dupont Sabancı International LLC. | 37,800 | 39,013 | E. I. Dupont | 50 |
| Teknosa İç ve Dış Tic. A.Ş. | 23,914 | 10,013 | - | - |
| Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş. | 21,836 | 35,495 | E. I. Dupont | 42 |
| Dupont Sabancı Polyester Europe | 37,030 | - | E. I. Dupont | 50 |
| Yünsa Yünlü San. ve Tic. A.Ş. | 26,191 | 18,084 | - | - |
| Pilsa Plastik San. ve Tic. A.Ş. | 19,358 | 14,744 | - | - |
| İnsa A.Ş. | 8,483 | 10,610 | - | - |
| Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş. | 7,882 | 5,464 | - | - |
| İnterkordsa Gmbh | 5,825 | 10,719 | E. I. Dupont | 34 |
| Sabancı Telekomünikasyon Hizmetleri A.Ş. | 3,802 | 6,657 | - | - |
| Oysa Çimento San. ve Tic. A.Ş. | 3,728 | 4,047 | - | - |
| Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş. | 1,195 | 1,132 | Bridgestone Co. | 43 |
| Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş. | 8,126 | 1,675 | Kraft Foods | 50 |
| Toyotasa Toyota Sabancı Paz. ve Satış A.Ş. | 276 | 3,364 | Toyota Motor, Mitsui Co. | 35 |
| Enerjisa Enerji Üretim A.Ş. | 973 | 2,868 | E. I. Dupont, Heidelberg Cement, Bridgestone Co., Bekaert | 14 |
| Bossa Tic. ve San. İşletmeleri T.A.Ş. | 1.055 | 12.606 | - | - |
| Temsa Termo Mekanik San. ve Tic. A.Ş. | 14.143 | 6.873 | - | - |
| Exsa Export San. Mamulleri Satış ve Araştırma A.Ş. | 31 | 36.646 | - | - |
| Diğer | 32.408 | 51.984 | - | - |
| **Toplam** | **316.473** | **290.680** | | |

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP (Continued)

2. Prior Period - 31 December 2003:

| Bank's risk group(*) | Associates and subsidiaries | | Direct and indirect shareholders of the Bank | | Other items that have been included in the risk group | |
|---|---|---|---|---|---|---|
| | Cash | Non-cash | Cash | Non-cash | Cash | Non-cash |
| Loans and other receivables | | | | | | |
| Balance at the beginning of the period | 82 | 28,676 | 401,300 | 419,803 | 2,335 | 10,757 |
| Balance at the end of the period | 1,454 | 25,750 | 264,362 | 367,678 | 24,864 | 12,717 |
| Interest and commission income received(**) | 8 | 25 | 37,518 | 701 | 3,775 | 17 |

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**)As of 30 September 2003.

3. Information on deposits belonging to the Bank's risk group:

| Bank's risk group(*) | Associates and subsidiaries | | Direct and indirect shareholders of the Bank | | Other items that have been included in the risk group | |
|---|---|---|---|---|---|---|
| Deposits | Current Period 30 September 2004 | Prior Period 31 Dec. 2003 | Current Period 30 September 2004 | Prior Period 31 Dec. 2003 | Current Period 30 September 2004 | Prior Period 31 Dec. 2003 |
| Balance at the beginning of the period | 102,281 | 37,232 | 447,410 | 353,479 | 78,262 | 70,637 |
| Balance at the end of the period | 19,208 | 102,281 | 394,313 | 447,410 | 71,299 | 78,262 |
| Interest on deposits(**) | 947 | 803 | 24,649 | 22,783 | 9,112 | 8,082 |

(*)Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**) Prior period, as of 30 September 2003.

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

| Bank's risk group (*) | Associates and subsidiaries | | Direct and indirect shareholders of the Bank | | Other items that have been included in the risk group | |
|---|---|---|---|---|---|---|
| | Current Period 30 September 2004 | Prior Period 31 Dec. 2003 | Current Period 30 September 2004 | Prior Period 31 Dec. 2003 | Current Period 30 September 2004 | Prior Period 31 Dec. 2003 |
| Transactions for trading purposes (**) | | | | | | |
| Beginning of the period | 937,707 | 720,214 | 3,273 | - | - | - |
| End of the period | 540,851 | 937,707 | 64,175 | 3,273 | - | - |
| Total income/loss(***) | 2,182 | 3,969 | 259 | - | - | - |
| Transactions for hedging purposes (**) | | | | | | |
| Beginning of the period | - | - | - | - | - | - |
| End of the period | - | - | - | - | - | - |
| Total income/loss | - | - | - | - | - | - |

(* )Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**)The Bank's derivative financial instruments are classified as "trading" or "hedging" transactions in terms of Accounting Standard for Financial Derivatives. Although some derivatives hedge the Bank, they are accounted as "trading transactions" in accordance with the Accounting Standard for Financial Derivatives.
(***) Prior period, as of 30 September 2003.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP (Continued)

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies. Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions. As of 30 September 2004, net amounts of transactions with associates and subsidiaries are TL2,773 (31 December 2003: TL30,151), and for direct and indirect associates are TL1,395 (31 December 2003: TL (152) ).

**b. With respect to the Bank's risk group:**

1. The relations with entities that are included in the Bank's risk group and controlled by the Bank irrespective of the relationship between the parties:

   The relationship of the Bank with the entities that are included in the Bank's risk group covers all banking activities that are consistent with the Banking Act, within the terms of bank-customer relationship and the market conditions.

2. The type of transaction, the amount and its ratio to total transaction volume, the amount of significant items and their ratios to total items, pricing policy and other issues:

   Loans and deposits amounts are the most important items among these transactions. Pricing and other conditions are performed according to the market ratios and conditions. The ratio of related party loans to total loans is 3% (31 December 2003: 3%); the ratio of related party deposits to total deposits is 2% (31 December 2003: 3%). Transactions with related parties are not significant within the income statement items. The ratio of non-cash loans granted to related parties to total non-cash loans is 16% (31 December 2003: 19%).

3. Transactions accounted in accordance with the equity method: None.

4. Information on purchase/sale of property plant and equipment and other assets, purchase/sale of services, contracts with agents, financial lease agreements, transfer of data obtained through research and development activities, license agreements, financial (loans, cash or in kind capital aid included), commitments and contingencies and management agreements:

   Insurance products by Aksigorta and Ak Emeklilik are offered at the branch offices of the Bank which act as agencies for these firms. The entire financial leasing activities are carried through BNP Ak Dresdner Finansal Kiralama A.Ş., which is 100% owned by BNP AK Dresdner Bank A.Ş., the subsidiary of the Bank.

   The cash and non-cash loans to the related party's are granted in accordance with the limits designated by the Banking Act and the current market interest rates and conditions.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## VII. EXPLANATION RELATED TO INFLATION ACCOUNTING

a. Financial statements have been restated to eliminate the effect on the financial statements of the changes in the purchasing power parity of the Turkish lira at the balance sheet date.

b. These inflation adjusted financial statements have been prepared based on statutory financial statements.

c. The below conversion factors and wholesale price indices announced monthly on the same basis by the State Institute of Statistics have been used to restate the financial statements as at 30 September 2004:

| Date | Price index | Conversion factor |
|---|---|---|
| 30 September 2004 | 8,069.700 | 1.0000 |
| 31 December 2003 | 7,382.100 | 1.0931 |
| 30 September 2003 | 7,173.300 | 1.1250 |
| 31 December 2002 | 6,478.800 | 1.2456 |

d. Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date. Non-monetary assets and liabilities which are valued at current value i.e. foreign currency denominated asset and liability accounts and whose yields or capitals are indexed to inflation or foreign currency are not restated in accordance with the related regulation and accounted like monetary items when calculating monetary gain and loss.

Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant conversion factors. In the restatement, these items are restated on the basis of their initial recognition date in the balance sheet.

- Assets are restated on the basis of their acquisition dates. During the restatement of assets which are subject to depreciation, the effects of revaluation on these assets and respective accumulated depreciation, which have been recorded in accordance with the related regulation, are eliminated.

- In the restatement of shareholders' equity, transfers from revaluation fund and other similar funds to share capital are eliminated since they are not recognized as capital injection from shareholders. Transfers of amounts which do not occur as a result of revaluation such as reserves, unappropriated profit, share premiums, income from the sale of investments and real estates are deemed to be cash contributions and are restated. As a result of the restatement, any increase in the paid-in-capital with respect to the historical amount of paid-in capital is disclosed as "capital reserves due to the inflation adjustment of paid-in capital" under equity in the financial statements.

- All items in the statement of income are restated by applying the monthly conversion factors. Since the wholesale price indices reflect monthly price changes, the same monthly conversion factors are used for all the transactions realized within a month.

(Amounts expressed in billions of Turkish Lira (TL) in terms of the purchasing power of TL at 30 September 2004)

## VII. EXPLANATION RELATED TO INFLATION ACCOUNTING (Continued)

- The effects of inflation on the Bank's net monetary position are included in the statement of income as "gain or loss on net monetary position".

- All Turkish lira denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are adjusted after deduction of the increases in the value of these investments due to the increases in their capitals from revaluation and other funds as well as capitalized financial expenses if any.

- Foreign currency denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates at the balance sheet date.

- If the inflation adjusted value is higher than the net realizable value, the values of related investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio, are reduced to the net realizable or fair value, if impairment is permanent.

e. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life. Information on the useful lives of the assets are disclosed in the related notes.

f. Registered values of reserves and paid-in capital (inflation unadjusted balances) under the Turkish Commercial Code and the Articles of Association of the Bank are as follows:

| | 30 September 2004 | 31 December 2003 |
|---|---|---|
| Paid-in capital | 1,500,000 | 1,200,000 |
| Legal reserves | 154,577 | 45,531 |
| General reserves | 877,433 | 1,772,913 |

g. The financial statements of the Bank as of 31 December 2003 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş., (a member of PricewaterhouseCoopers). In the auditor's report, it is stated that the financial statements present fairly, in all material respects, the financial position of the Bank and the result of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

h. Income and expenses accrued for the period; a statement to confirm the existence of objective measures that income and expenses are not seasonal and evenly distributed:

Income and expenses accrued during the period and income and expenses made during the period are not seasonal and evenly distributed. Although this situation permits the usage of "average indices" for the restatement of income statement items, "monthly" income and expense balances were obtained and these balances excluding "tax provision" were restated separately with the relevant month's indices, in order to perform more precise calculations and fair presentation of financial statements.

## VIII. INFORMATION THAT SHOULD BE DISCLOSED RELATED TO SUBSEQUENT EVENTS

**1. Subsequent events and non-finalized transactions and their effect on the financial statements:**

On 12 October 2004, the Bank's Board of Directors decided to sell all its 14.89% shareholdings in Temsa Sanayi ve Ticaret A.Ş., amounting to TL10,425 in terms of nominal values, to H.Ö. Sabancı Holding A.Ş. at TL27,000 (price: TL2,590 per share in TL full). The transaction has been completed as of 12 October 2004.

**2. Information about significant changes in the foreign exchange rates after the balance sheet date and their effects on foreign currency transactions, financial statements and foreign operations of the Bank.**

As mentioned in Section Four-Note V, the foreign currency exposure of the Bank is not significant, thus the effect of any change in the rates will not be significant.

# SECTION SIX
# OTHER EXPLANATIONS AND NOTES

## I. OTHER EXPLANATIONS RELATED TO BANK'S OPERATIONS

None.

## II. EXPLANATION ADDED FOR CONVENIENCE TRANSLATION INTO ENGLISH

The effects of differences between accounting principles and standards set out by regulations in conformity with the Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which these financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these financial statements. Accordingly, these financial statements are not intended to present the financial position, results of operations and changes in the financial position in accordance with the accounting principles generally accepted in such countries and IFRS.

# SECTION SEVEN
# EXPLANATIONS ON AUDITOR'S REVIEW REPORT

## I. EXPLANATION ON AUDITOR'S REVIEW REPORT

The financial statements as at and for the period ended 30 September 2004 have been reviewed by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers), and in the auditor's review report dated 27 October 2004 it is stated that nothing has come to their attention to believe that the financial statements do not give a true and fair view of the financial position of the Bank at 30 September 2004 and the result of its operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

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